

03045567

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Champion Industries Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4286 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 1/14/04


SEC MAIL PROCESSING
RECEIVED
NOV 19 2003
WASH. D.C.
155
SECTION

CHAMPION RESOURCES INC.



Annual Report

For the year ended December 31, 2002

CHAMPION RESOURCES INC.
ANNUAL REPORT TO SHAREHOLDERS
For the Period Ended December 31, 2002

The Board of Directors is pleased to present the following report to shareholders on the activities of the Company during fiscal 2002 and its plans for the coming year.

Farim Phosphate Deposit

Farim is a world class phosphate deposit located in Guinea Bissau on the coast of West Africa. Resources at Farim exceed 166 million tonnes grading 29.1% P_2O_5, including 37 million tonnes grading 31% P_2O_5 scheduled for the first 15 years of mine life. Processed rock concentrate will grade 33% P_2O_5 with high recoveries, low CaO/P_2O_5 ratios and low quantities of deliterious elements such as cadmium. Significantly, deposit characteristics are also amenable for production of a higher grade (36% P_2O_5) product. With these reserves and grades and strategic transport location, Farim represents a unique opportunity for competitive growth in the phosphate business.

During the year, the Company delivered sample of Farim ore to an established international phosphate producer who ran pilot scale testwork using standard Prayon technology to produce phosphoric acid. The test results met or exceeded expectations, with the resulting acid product being low in impurities and favourable in other technical regards. This successful testing led to preliminary discussions between the Company, a large North American mining company, and the phosphate producer with the objective of forming a consortium to develop the Farim project. Complementing this initiative, and in recognition of the large North American fertilizer industry, the Company extended discussions to include a large American fertilizer producer. This U.S. company is currently performing independent check test work on the Farim ore to confirm its level of offtake interest.

The political situation in Guinea Bissau is stable and Farim has the full support of both the local and national governments. The Company intends to proceed with development of Farim immediately upon concluding a suitable development agreement with industry partners.

Diamond Exploration

The Company had previously carried out a regional heavy mineral sampling program to test for diamond potential in Guinea Bissau; however, no further exploration work was carried out in 2002. While results from previous work were considered encouraging, discussions held with several potential joint venture partners did not generate any commitments. The Company's exclusive right to explore for diamonds expired on April 5, 2003.

Administrative

Subsequent to year end, the Company negotiated the private placement of up to 1,030,000 units at a price of $0.40 per unit for gross proceeds of $412,000. Closing of the placement is expected to take place within the next few weeks, subject to regulatory approvals.

Investor relations activities are carried out by Company personnel and include the design and maintenance of a web site, investor information packages and well as corporate presentations.

Looking Forward

Champion is optimistic about the long-term prospects of the Farim phosphate deposit and will continue to seek a development partnership. The Company also continues to review other projects in the resource sector for possible acquisition.

On Behalf of the Board,



Richard P. Clark
President

April 30, 2003

CHAMPION RESOURCES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND OPERATING RESULTS
(In Canadian Dollars)
DECEMBER 31, 2002 AND 2001

The following discussion and analysis of the financial condition and results of operations for Champion Resources Inc. should be read in conjunction with the consolidated financial statements for the years ended December 31, 2002 and 2001 and related notes therein.

General

Champion Resources Inc. (the "Company") together with its subsidiaries, is a mineral resource corporation engaged in exploring, acquiring and developing mineral properties. The Company holds a 100% interest in the Farim Phosphate Project ("Farim") located in Guinea-Bissau, West Africa.

In January 2002, the Company received regulatory and shareholders approval to consolidate the Company's shares on a one-for-10-basis. Accordingly, all share amounts have been restated to give effect to the consolidation.

Results of Operations

The Company's loss for the year ended December 31, 2002 was $956,000 as compared to a loss of $516,000 for the year ended December 31, 2001. This increase in loss of $440,000 is primarily due to the write-off of $562,000 in expenditures relating to the Guinea Bissau reconnaissance program. Management has determined there is no reasonable expectation of recovery of these costs.

General and administrative expenses for the years ended December 31, 2002 and 2001 were $393,000 and $514,000 respectively, a decrease of $121,000. This decrease is mainly due to a decrease in level of activities as the Company continues to seek a joint venture partner for the development of Farim. In particular, management fees have decreased by $25,000 from $255,000 to $230,000 as a result of a decrease in management fees to a company related to the President of the Company and a management services company. Professional fees have also decreased by $37,000 from $74,000 to $37,000. Consulting fees and promotion and public relations expenses have decreased by $16,000 and $16,000, respectively, to $12,000 and $8,000. There were no financing advisory fees for 2002 as compared to $7,000 for 2001. Interest and bank charges have increased by $7,000 to $10,000 from $3,000 in 2001. This increase is mainly due to accrued interest in respect of loan advances from the Chairman of the Company. These loans were repaid during 2002. In addition, included in general and administrative expenses for 2002, was $5,090 of stock based compensation expenses in relation to options granted to non-employees of the Company.

The operating losses are a reflection of the Company's status as non-revenue producing mineral company. As the Company has no main sources of income, losses are expected to continue.

Liquidity and Capital Resources

At December 31, 2002, the Company had a working capital deficit of $333,000. During 2002, the Company completed a private placement of 1,687,500 units at a price of $0.40 per unit for gross proceeds of $675,000. Each unit consists of one common share and one share purchase warrant. Each warrant will be exercisable over a two-year period at a price of $0.40 in the first year and $0.50 in the second year.

Subsequent to December 31, 2002, the Company has agreed to sell on a private placement basis up to an aggregate of 1,030,000 units of the Company at a price of $0.40 per unit for gross process of $412,000. Each unit comprises one common share and one share purchase warrant. Each warrant shall be exercisable into one common share of the Company over a period of two years at a price of $0.40 the first year and $0.50 the second year. The private placement is subject to regulatory approval.

Expenditures incurred on the Farim project and the regional diamond reconnaissance in Guinea-Bissau during the year ended December 31, 2002 were $142,000 and $9,000, respectively. Farim project expenditures were mainly related to care and maintenance costs including lease payments on the property. The regional diamond reconnaissance costs were related to sample analysis and technical reports.

The Company has limited capital resources and has to rely upon the sale of equity and debt securities for cash required for exploration and development purposes, for acquisitions and to fund the administration of the Company. Since the Company does not expect to generate any revenues in the near future, it will have to continue to rely upon the sales of its equity and debt securities to raise capital. It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any period or, if available, that they can be obtained on terms satisfactory to the Company.

Risks

The Company's properties are subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities or may result in the impairment or loss of part or all of the Company's interest in the properties.

Outlook

Should additional funds be required for general working purposes and to fund the development of the Farim project, the Company intends to raise funds through possible equity financing, seek joint venture partners and/or project debt financing.

Quarterly Information

Financial Data for 8 Quarters								
Three Months Ended	**Dec-02**	**Sep-02**	**Jun-02**	**Mar-02**	**Dec-01**	**Sep-01**	**Jun-01**	**Mar-01**
A. Total revenues ($000's)	1	0	1	0	0	1	1	1
B. Earnings (loss) before extraordinary items ($000's)	(664)	(82)	(81)	(129)	(127)	(60)	(131)	(198)
C. Earning (loss) per share ($)	(0.11)	(0.02)	(0.02)	(0.04)	(0.04)	(0.02)	(0.04)	(0.06)
D. Net earnings (loss) ($000's)	(664)	(82)	(81)	(129)	(127)	(60)	(131)	(198)

MSI STALEY, OKADA
& PARTNERS
CHARTERED ACCOUNTANTS

3RD FLOOR, 10190 152A STREET
SURREY, BC CANADA
V3R 1J7
PHONE: (604) 585-8300
FAX: (604) 585-8377
INFO@STALEYOKADA.COM
WWW.STALEYOKADA.COM

AUDITORS' REPORT

To the Shareholders of Champion Resources Inc.:

We have audited the consolidated balance sheets of Champion Resources Inc. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied, after giving effect to the change in the method of accounting for stock-based compensation, as explained in note 2(h) to the consolidated financial statements, on a basis consistent with that of the preceding year.

Staley, Okada & Partners

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Surrey, BC
February 12, 2003
except as to Notes 4(b) and 11(b), which are as at
April 17, 2002

CHAMPION RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
(in Canadian Dollars)

	December 31, 2002	December 31, 2001
ASSETS		
Current assets		
Cash	$ 73,346	$ 89,041
Accounts receivable	4,623	11,274
Prepaid expenses	6,375	-
	84,344	100,315
Investment (Note 3)	30,000	20,000
Loan receivable (Note 4 (c))	90,000	120,000
Mineral properties and related expenditures (Note 4)	6,911,581	7,322,122
Capital assets, net (Note 5)	12,056	27,489
	$ 7,127,981	$ 7,589,926
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 339,975	$ 365,150
Due to related parties (Note 7)	76,982	243,698
	416,957	608,848
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	16,913,801	16,238,801
Contributed surplus - stock options	10,890	-
Deficit	(10,213,667)	(9,257,723)
	6,711,024	6,981,078
Continued operations (Note 1)		
Contingencies and commitments (Note 10)		
Subsequent events (Note 11)		
	$ 7,127,981	$ 7,589,926

Approved by the Board:


Director


Director

See accompanying notes to consolidated financial statements

CHAMPION RESOURCES INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(in Canadian Dollars)

	Year ended December 31, 2002	Year ended December 31, 2001
Expenses		
Amortization	$ 1,283	$ 2,151
Capital tax	-	(4,586)
Consulting	12,288	27,938
Financing and advisory fees	-	6,875
Foreign exchange loss	(598)	32,638
General exploration	-	6,378
Interest and bank charges	10,242	3,169
Management fees	229,712	254,646
Office and general	17,125	27,077
Professional fees	37,328	74,013
Promotion and public relations	8,150	24,028
Stock based compensation expense	5,090	-
Stock exchange and filing fees	13,817	8,243
Transfer agent and shareholder information	19,262	17,925
Travel	38,996	27,012
Wages and benefits	-	6,137
	392,695	513,644
Interest income	(1,964)	(2,350)
Loss before the undernoted	390,731	511,294
Write-off of mineral property interest (Note 4(b))	561,758	-
Loss on sale of investment	3,455	-
Loss on disposal of capital asset	-	4,240
Loss for the year	955,944	515,534
Deficit, beginning of the year	9,257,723	8,742,189
Deficit, end of the year	$ 10,213,667	$ 9,257,723
Basic and diluted loss per share	$ 0.19	$ 0.14
Weighted average number of shares outstanding	4,955,019	3,562,061

See accompanying notes to consolidated financial statements

CHAMPION RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in Canadian Dollars)

	Year ended December 31, 2002	Year ended December 31, 2001
Cash flows (for) operating activities		
Loss for the year	$ (955,944)	$ (515,534)
Items not affecting cash		
Amortization	1,283	2,151
Write-off of mineral property interest	561,758	-
Loss on sale of investment	3,455	-
Loss on sale of capital assets	-	4,240
Stock based compensation expense	5,090	-
	(384,358)	(509,143)
Net changes in non-cash working capital items		
Accounts receivable and other current assets	276	55,492
Accounts payable and accrued liabilities	(25,175)	(84,388)
Due to related party	(166,716)	147,770
	(575,973)	(390,269)
Cash flows (for) investing activities		
Mineral properties and related expenditures	(131,267)	(418,781)
Proceeds from sale of investment	16,545	-
Proceeds from sale of capital assets	-	980
	(114,722)	(417,801)
Cash flows from financing activities		
Common shares issued	675,000	624,000
Decrease in cash	(15,695)	(184,070)
Cash, beginning of year	89,041	273,111
Cash, end of year	$ 73,346	$ 89,041
Supplementary information regarding non-cash transactions		
Investing and financing activities		
Mineral property expenditures by way of stock options	$ 5,800	$ -
Loan receivable exchanged for investment	$ 30,000	$ 20,000
Other supplementary information:		
Amortization of mining assets	$ 14,150	$ 13,959

See accompanying notes to consolidated financial statements

CHAMPION RESOURCES INC.
CONSOLIDATED SCHEDULES OF MINERAL PROPERTIES AND RELATED EXPENDITURES
(in Canadian Dollars)

	Year ended December 31, 2002	Year ended December 31, 2001
Farim Project, Guinea Bissau (West Africa)		
Acquisition, leases and taxes	$ 39,420	$ 11,212
Offshore management and contractors	54,336	231,167
Stock based compensation expense (Note 6(b))	5,800	-
Office and administration	14,033	12,932
Amortization	14,150	13,959
Camp and general	-	3,136
Geological and geochemical	-	34,266
Transportation and travel	14,082	1,386
Incurred during the year	141,821	308,058
Balance - beginning of year	6,597,596	6,289,538
Balance - end of year	6,739,417	6,597,596
Guinea Bissau Reconnaissance (West Africa)		
General reconnaissance		
Balance - beginning of year	561,758	561,758
Write-off of mineral property interest	(561,758)	-
Balance - end of year	-	561,758
Diamond reconnaissance		
Assaying and sampling		70,997
Geological and geochemical	8,385	28,248
Maps	1,011	-
Transportation and travel	-	25,437
Incurred during the year	9,396	124,682
Balance - beginning of year	162,768	38,086
Balance - end of year	172,164	162,768
Total	$ 6,911,581	$ 7,322,122

See accompanying notes to consolidated financial statements

CHAMPION RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
(in Canadian Dollars)

1. Nature of Operations and Going Concern Basis of Presentation

Champion Resources Inc. (the "Company") together with its subsidiaries, is a mineral resource corporation engaged in exploring, acquiring and developing mineral properties. The Company holds a 100% interest in the Farim Phosphate Project ("Farim") located in Guinea Bissau, West Africa.

The recoverability of the costs of mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the project, and future profitable production or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material reductions in the carrying amount of mineral properties and related capital assets.

The mineral properties are also subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities or may result in the impairment or loss of part or all of the Company's interest in the properties.

The viability of the projects and the ability for the Company to continue as a going concern are dependent on future financing. If financing is not achieved, the Company may not be able to meet its obligations as they become due. These financial statements have been prepared on the going concern basis that assumes continuity of operations and realization and settlement of liabilities in the normal course of business. A different basis of measurement may be appropriate if the going concern assumption does not prevail.

2. Significant Accounting Policies

(a) Basis of Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Champion Resources (U.S.) Inc., Minera Champion S.A. de C.V. (a Mexican company), Champion Resources (Barbados) Inc., Champion Industrial Minerals Inc. ("Champion Industrial") (a Barbados company) and Champion Industrial Minerals S.A. (Proprietary) Limited (a South African company). The purchase method of accounting is used to consolidate these subsidiaries. All significant inter-company balances and transactions have been eliminated upon consolidation.

(b) Fair Value of Financial Instruments

The company's financial instruments consist of cash, accounts receivable, loan receivable, accounts payable and accrued liabilities, and due to/from related parties. The fair value of these financial instruments approximates their carrying values, due to their short-term maturity or capacity of prompt liquidation. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

(c) Mineral Properties and Related Expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Direct mineral exploration and development costs are capitalized on an individual project basis until such time as an economic ore body is defined, a joint venture is formed or the project is abandoned. Costs for a producing project are amortized on a unit-of-production method based on the estimated life of the ore reserves while costs for properties abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral properties, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties. The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

(d) Capital Assets

The Company provides for amortization of its capital assets as follows:

(i) Computer equipment - 30% declining-balance method
(ii) Vehicles - 20% straight-line method

One-half of the normal rate is applied in the year of acquisition.

(e) Foreign Currency Translation

The accounts of the Company's foreign operations are translated into Canadian dollars on the following basis:

(i) Income and expense items and exploration and development costs are translated in a manner that produces substantially the same results as would have resulted had these items been translated on the date they occurred.

(ii) Non-monetary assets and liabilities at historical exchange rates.

(iii) Monetary assets and liabilities (assets and liabilities whose nominal value, in terms of foreign currencies, are fixed) at the exchange rate at year-end.

Exchange gains and losses relating to the translation of foreign currency denominated monetary items, that have a fixed life extending beyond year-end, are deferred and amortized over the life of the subject monetary items. All other exchange gains and losses are treated as current period items.

(f) (Earnings) Loss Per Share

Basic (earnings) loss per share is calculated using the weighted average number of common shares outstanding during the year. For calculated diluted earnings per share, the treasury stock method is used for the purposes of determining the common share equivalents with respect to outstanding stock options and warrants to be included in the weighted average number of common shares outstanding, if dilutive.

(g) Share Capital

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

(h) Stock-Based Compensation

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments in exchange for goods and services. The section requires that all stock-based awards made to non-employees be measured and recognized using a fair-value based method. The section encourages a fair-value based method for all awards granted to directors, officers and employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

For stock options granted to directors, officers and employees, the Company has adopted the disclosure-only provisions of the new standard whereby pro-forma net income (loss) and pro-forma earnings (loss) per share are disclosed in note 6(b) to the financial statements, as if the fair value based method of accounting had been used.

(i) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

(j) Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable. The company's philosophy and resultant policy is to conduct its exploration and development activities in an environmentally responsible manner. Specifically, the company's policy is to meet or surpass the environmental requirements established to satisfy international standards and guidelines, by application of technically proven and economically feasible mitigation and reclamation procedures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

(k) Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

3. Investment

	December 31, 2002	December 31, 2001
TNR Resources Ltd. – 230,000 common shares with a market value at December 31, 2002 of approximately $52,900 (Note 4(c))	$ 30,000	$ 20,000

4. Mineral properties and related expenditures

	Acquisition	Exploration	December 31, 2002	December 31, 2001
Mineral Properties				
Farim Project, Guinea Bissau, West Africa	$ 228,113	$ 6,511,304	$ 6,739,417	$ 6,597,596
Guinea Bissau Reconnaissance, West Africa	-	172,164	172,164	724,526
	$ 228,113	$ 6,683,468	$ 6,911,581	$ 7,322,122

(a) Farim Project, Guinea Bissau, West Africa

On October 10, 1999, following completion of the required work program, the Company's Concession of Exploration was converted into a Mining Lease. Subsequent to the enactment of the new Mines and Minerals Act of Guinea Bissau (the "Act") in late 1999, the Company's Mining Lease was converted on May 25, 2000 into four Mining Leases to be in compliance with the size limitations of leases under the new Act. The Mining Leases have a term of twenty-five years and may be renewed for additional twenty-five year periods, for as long as mining continues.

The mining leases cover a total area of 30,625 hectares. The Company is required to pay annual mining lease fees based on the rate of 600 CFA francs per year, per mining hectare, for the first four years or 18,375,000 CFA francs (approximately US$29,000) per year; and 1,200 CFA francs per year, per mining hectare for years five through eight or 36,750,000 CFA francs (approximately US$58,000) per year.

The Company holds a Prospecting Licence from the Government which is valid for a period of two years to May 25, 2004. The Act provides that a Prospecting Licence shall, on application, be renewed for additional two-year terms.

(b) Guinea Bissau Reconnaissance, West Africa

By an agreement dated January 15, 1997, with the Government of the Republic of Guinea Bissau, West Africa, the Company was granted the exclusive right to evaluate and explore the mineral potential (excluding oil and gas and bauxite) in the country for a period of two years which period, but for Force Majeure invoked by the Company, would have expired on January 15, 1999. In consideration for such exclusive rights, the Company was to incur cumulative exploration expenditures of US$460,000 during the two-year period (incurred) and to provide the government with the technical findings of its research. The government has agreed to grant the Company Mining Leases for deposits which the Company locates during the term of the agreement.

Effective June 7, 1998, the Company invoked the force majeure clause of its agreement due to civil and political unrest in the country. The declaration of force majeure had the effect of adjusting time periods and effective dates under the agreement until the lifting of the force majeure. The Company rescinded the notice of force majeure on October 15, 2000, and consequently, was required to complete the two-year reconnaissance project by April 15, 2001. In January 2001, the Company requested and the Government of the Republic of Guinea-Bissau granted a one-year extension of the obligation. In February 2002, a further one-year extension to April 5, 2003 was granted; however, the exclusive rights were restricted solely to diamond deposits. The Company's exclusive right to explore for diamonds in Guinea Bissau expired on April 5, 2003.

Management has determined there is no reasonable expectation of recovery of costs with respect to the Guinea Bissau general reconnaissance program. Accordingly, the Company wrote off its investment in the amount of $561,758 as at December 31, 2002.

(c) Takatu Project, Guyana

The Company had a joint venture interest on the Monosse#1, Tenapu, Sparrock and Gomes claims located in Northwest Guyana. The joint venture agreement provided that the Company (41.82%) and TNR Resources Ltd. ("TNR") (40.18%) carry the remaining joint venture partner (18%) interest to an expenditure limit of $5 million. In addition, the joint venture agreement provided for the Company to loan the first $750,000 of TNR's contributions to the joint venture. The Company expended on TNR's behalf, the sum of $133,192 prior to the termination of the joint venture. Accordingly, the Company has written off all related expenditures in the amount of $2,746,870 to operations in 2000.

By a letter dated August 22, 2000, the Company advised TNR of its election to subscribe for a private placement of a convertible security of TNR in respect of monies advanced as a loan by the Company on behalf of TNR. The parties have agreed that TNR will repay the non-interest bearing loan in the following installments:

Due Date	Amount Due
July 1, 2001	$ 20,000 *
July 1, 2002	30,000 *
July 1, 2003	40,000
July 1, 2004	50,000
	$ 140,000

TNR has the right to elect to pay each installment of the loan in cash or to issue shares in the capital stock of TNR at the conversion rates as follows:

Installment Date	Conversion Price
July 1, 2001	$0.25
July 1, 2002	Market price less 25%
July 1, 2003	Market price less 25%
July 1, 2004	Market price less 25%

* In July 2002 and 2001, TNR elected to pay the installment amount of $30,000 and $20,000 due on July 1, 2002 and 2001, respectively, by issuing 230,000 and 80,000 shares of its capital stock at the conversion price of $0.13 and $0.25 per share. (Note 3)

5. Capital Assets

	Cost	Accumulated Amortization	December 31, 2002 Net Book Value	December 31, 2001 Net Book Value
Computer equipment	$ 1,925	$ 1,925	$ -	$ 1,283
Vehicles	66,943	54,887	12,056	26,206
	$ 68,868	$ 56,812	$ 12,056	$ 27,489

6. Share Capital

In January 2002, the Company received regulatory and shareholders approval to consolidate the Company's shares on a one-for-10-basis. Accordingly, all share amounts have been restated to give effect to the consolidation.

(a) The authorized and issued share capital is as follows:

Authorized:

100,000,000 common shares without par value.

	Number of Shares	Amount
Shares Issued:		
Balance, December 31, 2000	3,363,394	$ 15,614,801
Private placement	312,000	624,000
Balance, December 31, 2001	3,675,394	16,238,801
Private placement (i)	1,687,500	675,000
Balance, December 31, 2002	5,362,894	$ 16,913,801

(i) During 2002, the Company completed a private placement of 1,687,500 units at a price of $0.40 per unit for gross proceeds of $675,000. Each unit consists of one common share and one share purchase warrant. Each warrant will be exercisable over a two-year period at a price of $0.40 in the first year and $0.50 in the second year.

(b) The Company has a stock option plan in which 525,000 common shares have been made available for the Company to grant incentive stock options to certain directors, officers, employees and consultants of the Company. Options are granted at a price equal to the prevailing market price on the date the option is granted. The number of shares which may be issuable under the plan within a one-year period may not exceed 20% of the outstanding shares and no optionee shall be entitled to a grant of more than 5% of the Company's outstanding issue.

	2002		2001	
Options	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price
Outstanding at beginning of year	298,250	$2.50	373,400	$6.40
Granted/Repriced	266,000	$0.45	324,000	$2.50
Exercised	-	-	-	-
Cancelled/Expired	(298,250)	$2.50	(399,150)	$6.20
Outstanding at end of year	266,000	$0.45	298,250	$2.50

In accordance with the policies of the TSX Venture Exchange, option exercise prices, when granted, reflect current trading values of the Company's shares and all options are subject to a four-month "hold" period from the date of grant.

As at December 31, 2002, the 266,000 options outstanding have an exercise price of $0.45 per share and expire on May 15 and December 11, 2005. All of the outstanding options are exercisable at December 31, 2002.

If the fair-value method had been used to account for options granted to directors, officers and employees, the Company's loss and loss per share for the year ended December 31, 2002 would have been adjusted to the pro-forma amounts indicated below (Note 2(h)).

		Twelve months ended December 31, 2002
Loss – as reported	$	955,944
Additional stock-based compensation expense		52,084
Loss – pro-forma		1,008,028
Basic and diluted loss per share – as reported	$	0.19
Basic and diluted loss per share – pro-forma	$	0.20

The fair value of options granted have been estimated using an option-pricing model with the following weighted average assumptions:

(i) Average risk-free interest rate: 4.8%
(ii) Expected life: 3 years
(iii) Expected volatility: 76%
(iv) Expected dividends: Nil

Under the new accounting standard, the 46,000 options granted to non-employees during the year ended December 31, 2002 were valued under the fair value method using the same option-pricing model assumptions. A $10,890 value has been reflected in these financial statements under shareholders' equity.

(c) As at December 31, 2002, the following non-transferable share purchase warrants were outstanding:

Number of Warrants	Common Share Entitlement	Exercise Price	Expiry Date
1,687,500	1,687,500	$ 0.40	April 1, 2003
		$ 0.50	April 1, 2004

7. Related Party Transactions

During 2002, the Company:

(a) Paid/accrued $60,000 (2001 - $70,000) for management services provided by a company related to the President of the Company. At December 31, 2002, $48,150 (2001 - $10,700) was due to this company and included in amounts due to related parties.

(b) Paid/accrued $18,590 (2001 - $38,500) to directors and companies controlled by directors and officers for geological consulting fees. At December 31, 2002, $1,986 (2001 - $9,915) was due to these parties and included in amounts due to related parties.

(c) Paid/accrued $9,315 (2001 - $29,530) to a company of which a director is an officer and director for reimbursement of consulting services. At December 31, 2002, $1,080 (2001 - $675) was due to this company and included in amounts due to related parties.

(d) Received advances totalling $75,000 (2001-$200,000) from the Chairman of the Company. These advances were repaid during 2002 with interest at 8% totalling $9,446.

In addition, directors and officers participated in a private placement of 1,687,500 shares at $0.40 per share during 2001. A total of 677,500 shares were purchased by such directors and officers.

8. Income Taxes

(a) The company has income tax losses carried forward of approximately $2,565,000 available to reduce future taxable income in Canada. The income tax benefits, if any, of these losses has not been recognized in the accounts and expire as follows:

2005	$ 269,000
2006	681,000
2007	823,000
2008	426,000
2009	366,000
	$2,565,000

(b) The company has accumulated deferred resource property expenditures of approximately $4,800,000 which may be used to reduce future taxable income in Canada. The income tax benefits, if any, of these deferred resource property costs have not been recorded in these financial statements.

9. Segmented Information

The company's only business activity is the exploration for and development of mineral reserves. This activity is carried out primarily in Guinea Bissau. The breakdown by geographic region is as follows:

	Canada	Guinea Bissau	Other	Elimination	Consolidated
December 31, 2002					
Segment revenue	$ 1,964	$ -	$ -	$ -	$ 1,964
Segment operating Income (loss)	$ (934,923)	$ -	$ (21,021)	$ -	$ (955,944)
Identifiable assets	$ 196,381	$ 8,083,306	$ 7,963	$(1,159,669)	$ 7,127,981

	Canada	Guinea Bissau	Other	Elimination	Consolidated
December 31, 2001					
Segment revenue	$ 2,201	$ -	$ 149	$ -	$ 2,350
Segment operating Income (loss)	$ (432,156)	$ -	$ (83,378)	$ -	$ (515,534)
Identifiable assets	$ 1,737,024	$ 8,507,997	$ 4,074	$(2,659,169)	$ 7,589,926

10. Contingencies and commitments

(a) By an agreement dated June 28, 2001 (the "Agency Agreement"), the Company acknowledged and restated a commitment to Caribbean Minerals & Development Company Limited ("Caribbean") in respect of previous services provided by Caribbean to the Company in sourcing potential financing to place the Farim Project into commercial production. Under the term of the Agency Agreement, Caribbean will be entitled to receive a fee of 4% of a financing transaction as defined in the Agency Agreement, arranged by or through Triennex (Pty) Ltd., and share purchase warrants to purchase up to 2,500,000 shares of the Company at a price of $0.50 per share over a two year period, provided such financing transaction is accepted by the Company and closes within 2 years from the date of the Agency Agreement. The Agency Agreement will terminate in June 2003 in the event a financing transaction is not concluded before then. Given the prevailing market conditions and the equity consideration payable by the Company under the Agency Agreement, it is extremely unlikely that a financing transaction acceptable to the Company will be concluded within the remaining term of the Agency Agreement.

A director and shareholder of Caribbean is also a director of a subsidiary of the Company.

(b) On June 14, 1999, Champion Industrial signed an agreement for non-exclusive marketing and arranging of the sale of Farim phosphate rock product with a US based group. This commitment was focused on leveraging that group's apparent relationship with one specific large fertilizer producer. The commercial arrangement was a marketing fee of 2% of the gross sales price of each shipment sold as a direct result of arrangements made by this group. Since no tangible progress was made by this group in securing product off-take as originally intended, the Company issued a letter dated May 9, 2001 terminating the agreement.

(c) By an agreement effective October 10, 2000, the Company retained the services of CIBC Investment Banking ("CIBC") to advise and assist the Company in the process of securing a strategic partner or investor in India/Middle East who will invest as equity, quasi-equity, subordinate and/or convertible debt a minimum of US$5 million in the Company's Farim Project in West Africa.

The Company terminated the agreement with CIBC effective November 14, 2001. All obligations of the Company under the agreement are extinguished.

(d) The Company's Mexican subsidiary has been advised that certain mining duties may remain payable with respect to the El Rubi property in the approximate amount of US$55,000. No accrual has been recorded as management is of the view that the Mexican claim for the payment of these duties is unsupportable. Any attempt to collect these duties will be defended vigorously by the Company.

11. Subsequent Events

Subsequent to December 31, 2002, the Company:

(a) entered into an agreement with OREM Inc. ("OREM") which provides project financing and/or an operating partner to bring the Farim Project into production. OREM has knowledge of a company that may be interested in providing project financing and/or becoming an operating partner in connection with the Farim Project (the "Proposed Financier"). OREM will be paid a finder's fee (the "Finder's Fee") as follows:

(i) CDN$5,000 shall be paid forthwith upon the Company receiving from the Proposed Financier a written undertaking, on a best efforts basis, to provide project financing or to become an operating partner on the Farim Project (the "Letter of Intent"); and

(ii) 100,000 common shares issuable at the time of closing of a formal, binding and enforceable agreement with the Proposed Financier whereby it agrees to provide project financing or to become an operating partner of the Company in respect of the Farm Project (the "Agreement").

The Company may terminate the Agreement at any time upon notice to OREM, provided that if the Company enters into a Letter of Intent or an Agreement with the Proposed Financier within 12 months after termination, then the Company will pay that portion of the Finder's Fee property payable to OREM.

This Finder's Fee agreement is subject to the approval of the TSX Venture Exchange. In addition, the shares of the Company to be issued in accordance to the terms of this agreement will be subject to a hold period as required by applicable securities legislation.

(b) agreed to sell on a private placement basis up to an aggregate of 1,030,000 units of the Company at a price of $0.40 per unit for gross process of $412,000. Each unit comprises one common share and one share purchase warrant. Each warrant shall be exercisable into one common share of the Company over a period of two years at a price of $0.40 the first year and $0.50 the second year. The private placement is subject to regulatory approval.

SCHEDULE B

CHAMPION RESOURCES INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2002

1 FOR THE CURRENT FISCAL YEAR-TO-DATE:

a) MINING PROPERTIES AND RELATED EXPENDITURES

Reference is made to the consolidated schedules of mineral properties and related expenditures of the accompanying audited financial statements.

b) GENERAL AND ADMINISTRATIVE EXPENSES

Reference is made to the consolidated statements of loss and deficit of the accompanying audited financial statements.

c) RELATED PARTY TRANSACTIONS

See Note 7 of the accompanying audited financial statements.

2 FOR THE YEAR ENDED DECEMBER 31, 2002:

a) OPTIONS

See Note 6 of the accompanying audited financial statements.

3 CAPITAL STOCK

a) Authorized capital and summary of shares issued and outstanding:

See Note 6 of the accompanying audited financial statements.

b) Summary of options, warrants and convertible securities outstanding

See Note 6 of the accompanying audited financial statements.

c) Total number of shares in escrow:

See Note 6 of the accompanying audited financial statements.

d) List of directors:

See the Corporate Directory attached to the accompanying audited financial statements

CHAMPION RESOURCES INC.
CORPORATE DIRECTORY
DECEMBER 31, 2002

OFFICERS
Adolf H. Lundin,
Chairman
Rick Clark,
President
Paul Conibear,
Vice President - Operations
Sandy Kansky,
Corporate Secretary
Wanda Lee,
Controller/Treasurer

DIRECTORS
Adolf H. Lundin
* Richard J. Bailes
* Richard Clark
Paul Conibear
* C. Ashley Heppenstall
Michael D. McInnis

* Audit Committee

AUDITORS
Staley Okada & Partners
Surrey, British Columbia, Canada

BANKERS
Canadian Imperial Bank of Commerce
Vancouver, British Columbia, Canada

CHAIRMAN'S OFFICE
6 Rue de Rive
Geneva, Switzerland
CH-1211
Telephone: (41-22) 319 6600
Fax: (41-22) 319 6666

CORPORATE OFFICE
Suite 1320 - 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8
Telephone: (604) 689-7842
Fax: (604) 689-4250

REGISTERED AND RECORDS OFFICE
Suite 2600
P.O. Box 49314
595 Burrard Street
Vancouver, BC V7X 1L3

SHARE CAPITAL
Authorized: 100,000,000
Issued and Outstanding: 5,362,894 shares

REGISTRAR AND TRANSFER AGENT
Computershare Trust Company of Canada
Vancouver, British Columbia and
Toronto, Ontario
Canada

SHARE LISTING
TSX Venture Exchange
Symbol: CHA
CUSIP No.: 15864D104
S.E.C.: 12g3-2(b)
Exemption Number: 82-4286



CHAMPION
RESOURCES INC.


SEC MAIL
PROCESSING
RECEIVED
NOV 19 2003
WASH. D.C.
155
SECTION

1320 - 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Tel: (604) 689-7842
Fax: (604) 689-4250

RENEWAL

ANNUAL INFORMATION FORM

For the Year
Ended December 31, 2002

Dated: April 30, 2003

TABLE OF CONTENTS

PRELIMINARY NOTES

Incorporate of Financial Statements

Incorporated by reference into this Annual Information Form ("AIF") are the consolidated financial statements of Champion Resources Inc. for the years ended December 31, 2002 and 2001. All financial information in this AIF has been prepared in accordance with generally accepted accounting principles in Canada.

DATE OF INFORMATION

All information contained in this AIF is as of December 31, 2002 unless otherwise stated.

CAUTIONARY STATEMENT

Statements that are not historical facts contained in this Annual Information Form are forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from targeted or projected results. Such forward-looking statements include statements regarding schedules for completion of pending or future economic evaluations, operating costs and certain significant expenses, potential increases in reserves and production, the timing and scope of future commencement of mining or production, anticipated grades and recovery rates, the ability to secure financing and potential acquisitions or increases in property interests. Factors that could cause actual results to differ materially include, among others, changes in phosphate prices, unanticipated grade, geological, metallurgical, processing, access, transportation of supplies or other problems, results of current exploration activities, results of pending and future economic evaluations, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, availability of materials and equipment, the timing of receipt of governmental permits, force majeure events, the failure of plant, equipment or processes to operate in accordance with specific expectations, accidents, labour relations, delays in start-up dates, environmental costs and risks, the outcome of acquisition negotiations and general domestic and international economic and political conditions, as well as other factors described in this Annual Information Form. Many of such factors are beyond the Company's ability to control or predict.

Actual results may differ materially from those projected. Prospective investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this Annual Information Form that would warrant any modification of any forward-looking statement made in this Annual Information Form.

CORPORATE STRUCTURE

Name and Incorporation

Champion Resources Inc. ("Champion" or the "Company") was incorporated under the *Company Act* (British Columbia) on March 16, 1988 with an authorized capital of 10,000,000 common shares without par value. Effective September 26, 1995, the authorized capital of the Company was increased to 25,000,000 common shares without par and effective June 24, 1998, the Company's authorized capital was further increased to 100,000,000 common shares without par value. Effective January 25, 2002, the issued and unissued capital of the Company was consolidated on a one for ten basis. Concurrent with the consolidation, the authorized capital of the Company was increased from 10,000,000 post-consolidated common shares without par value to 100,000,000 post-consolidated common shares without par value, all shares issued and unissued ranking pari passu.

The Company is a reporting issuer in British Columbia and Alberta and its common shares have been listed for trading on the TSX Venture Exchange (previously, the Canadian Venture Exchange) (the "TSX") since April 3, 1989. The Company is considered to be a "Tier 1" company under the policies of the TSX.

The Company's head office and principal address of the Company is located at 1320 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8. The Company's registered and records office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

Intercorporate Relationships

The following diagram illustrates the intercorporate relationships among the Company's material subsidiaries, which are owned directly or indirectly by the Company, their jurisdiction of incorporation and the percentage of voting securities beneficially owned, or over which control or direction is exercised, by the Company. None of the following subsidiaries has any non-voting securities outstanding.


CHAMPION RESOURCES INC.
(British Columbia, Canada)
CHAMPION RESOURCES
(BARBADOS) INC.
(Barbados)
CHAMPION INDUSTRIAL
MINERALS INC.
(Barbados)
FARIM PHOSPHATE
PROJECT
GUINEA BISSAU

Unless the context otherwise indicates, reference to "Champion" or "Company" includes Champion Resources Inc. and its subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Company is a mineral exploration company engaged in the acquisition, exploration, and development of mineral properties. The Company is in the exploration and development phase and does not have any properties in commercial production. The status of properties controlled by the Company range from early-stage exploration to project development financing initiatives.

Since January 1997 the Company has focused its efforts on the Farim phosphate project located in north central Guinea Bissau, West Africa, and on regional exploration activities in eastern Guinea Bissau, after being granted a Mineral Study Contract to explore the country of Guinea Bissau for all minerals (excluding oil and gas and bauxite).

After being granted the Mineral Study Contract, the Company directed a technical assessment of the Farim project, which resulted in positive recommendations regarding its economic potential. Accordingly, the Company negotiated and obtained a Concession of Exploration Agreement (the "Concession Agreement") with the Government of Guinea Bissau on August 8, 1997 specifically with respect to the Farim project.

On June 7, 1998, due to civil strife in the country, the Company declared *force majeure* with respect to both the Farim project and the Company's regional exploration rights. The declaration of *force majeure* had the effect of adjusting all time periods and dates under the Mineral Study Contract and the Concession Agreement by taking into account the extension and delay arising out of these events of *force majeure*. The Company rescinded its declaration of *force majeure* on September 27, 1999 and resumed its activities under both the Concession Agreement and the Mineral Study Contract.

On October 10, 1999, the Company was granted a Mining Lease with respect to the Farim project. On May 25, 2000, the Mining Lease was converted into four (4) mining leases in accordance with the terms of The Minerals Act 1997 which was passed in Parliament in late 1999. The Mining Leases have a term of twenty-five (25) years and may be renewed for an additional twenty-five (25) years. The Company also obtained a Prospecting Licence from the Government which was valid until May 25, 2000. The Company has received a renewal of this Licence until May 25, 2004.

Since being granted the Exploration Concession and Mining Lease in 1997, the Company has been involved in the process of developing the Farim project into a producing mine and towards this goal has completed a detailed due diligence program and economic evaluation of Farim as part of the requirements to secure project financing.

The Company has received interest from phosphate consumers and traders, in terms of phosphate sales, a potential acquisition and the formation of a development joint venture. The Company is continuing negotiations with interested parties. In the meantime, the Farim project continues to be on care and maintenance.

During 1997, pursuant to its exclusive exploration rights over the entire country, the Company carried out a program of follow-up sampling of gold and base-metal geochemical anomalies identified in earlier data, which also made reference to the presence of diamond-indicator minerals in some localities. The gold exploration program indicated a low probability of significant gold being found in the country as no anomalous results were obtained within the prospective areas.

Following the rescission of *force majeure* under the Mineral Study Contract on October 15, 2000, the Company completed a regional heavy mineral sampling program comprised of 104 heavy mineral concentrate samples collected over a 1,000 square kilometre area to evaluate the diamond potential of the area. Interpretation of the results suggested that kimberlite and/or lamproite rocks existed within the study area. While the results were considered encouraging, discussions held with several potential joint venture partners did not generate any commitments. The Company's exclusive right to explore for diamonds expired on April 5, 2003.

Signifiant Acquistions and Significant Dispositions

There were no significant acquisitions or dispositions completed by the Company during the most recently-completed financial year.

Trends, Uncertainties and Risks

Industrial minerals, like other bulk commodities, exhibit cyclic pricing behavior. As the principal asset of the Company is phosphate, which is an industrial mineral, the future value of the Farim reserves are subject to the market conditions of the fertilizer industry. This industry is coming out of a period of depressed markets, and phosphate experts are generally forecasting improved prices over the next 5 years, though this can not be guaranteed.

Increasingly more stringent constraints on cadmium content for imported phosphate rock should increase the future value of the Farim product due to its inherent low cadmium content. Never-the-less, existing African and Jordanian producers can be expected to oppose development of new supplies such as Farim, as Farim rock should be very competitive and will attract some existing customers away from historic relationships. In addition, as already depleted south-eastern US phosphate reserves continue to decline, and environmental pressure against older mines continues to increase, new opportunities for Farim product sales should evolve. During 2002, the Company significantly advanced discussions with potential U.S. based major partners but formal relationships have yet to be committed.

Financing for industrial projects in third world locations is always challenging, regardless of the value of any particular project. While Farim has attracted considerable financing interest to date, management has yet to secure project financing. Political instability during 2000/2001 in Guinea Bissau added to the hurdles of completing an acceptable financing package. The election in 2000 of a democratic government and its success in managing internal challenges is providing confidence that stable conditions should prevail. The Company's ability to obtain financing and the timing thereof, however, remain uncertain. Management continues to be confident that the high quality of the project's reserves, sound project fundamentals, upward trends in fertilizer markets and strong government support will ultimately make this a very attractive investment for fertilizer producers.

NARRATIVE DESCRIPTION OF THE BUSINESS

PROPERTIES OF CHAMPION

General

As of December 31, 2002, the Company's property interests were carried on the balance sheet as assets with a book value of $6,911,581, after giving effect to the write-off of $561,758 in expenditures associated with the Guinea Bissau reconnaissance program. The book value consists of cumulative expenditures on properties for which the Company has future exploration plans. The book value is not necessarily the fair market value of the properties. Table 1 shows the names, sizes and book values (as per balance sheet for the year ended December 31, 2002) of the Company's mineral properties.

Table 1 - Mineral Properties

Property Name	Size (Hectares)	Ownership Interest	Book Value December 31, 2002 (CDN$)
Farim Project	30,635	100%	$6,739,417
Guinea Bissau – Diamond Reconnaissance	-	-	$ 172,164

The Company spent a total of $151,217 on exploration and development (including property payments) during the year ended December 31, 2002, compared to $432,740 in the previous year. Detailed information on the expenditures is contained in Table 2.

Table 2 - Deferred Mineral Property Costs (CDN$)

Property	Balance December 31, 2001	2002 Lease Payments	2002 Expenditures	2002 Write-Off	Balance December 31, 2002
Farim Project	$6,597,596	-	$141,821	-	$6,739,417
Guinea Bissau – Diamond Reconnaissance	$ 724,526	-	$ 9,396	$561,758	$ 172,164

Farim Phosphate Project, Guinea Bissau

Underlying Contracts

Pursuant to the terms of the Mineral Study Contract dated January 15, 1997 with the Government of the Republic of Guinea Bissau (see "Guinea Bissau Reconnaissance Project, West Africa"), the Company acquired the right to evaluate the Farim phosphate deposit for an initial period of six months. At the end of this six month period, the Company had the right to elect to convert the Contract to a Concession of Exploration extending the Company's evaluation period for a further period of six months.

During the initial six-month evaluation period, the Company completed a fatal-flaw analysis and technical assessment of the project that resulted in positive recommendations regarding its economic potential. Accordingly, the Company entered into an Addendum to the Mineral Study Contract with the Government of Guinea Bissau on August 8, 1997 which granted the Company a Concession of Exploration (the "Concession Agreement") for a period of one (1) year.

In consideration for the grant of the Concession Agreement, the Company paid the Government the sum of US$48,614 and was required to carry out a specific work program, which included additional drilling, metallurgical work and economic studies. In the event the Company satisfied the terms of the Concession Agreement, the Company would receive a mining lease incorporating the terms of new mining legislation. In the event the draft legislation was not implemented within a period of one (1) year, the mining lease would be renewable for successive one year periods.

On June 7, 1998, due to civil strife in the country, the Company declared *force majeure* under the Addendum to the Mineral Study Contract with respect to the Farim Project. The declaration of *force majeure* had the effect of adjusting all time periods and dates under the Concession Agreement by taking into account the extension and delay arising out of these events of *force majeure.* Accordingly, the Company paid the Government a further US$48,614 on the anniversary of the effective date of the Addendum. The Company rescinded its declaration of *force majeure* on September 27, 1999 and resumed its activities under the Concession Agreement.

On October 10, 1999, the Company was granted a Mining Lease with respect to the Farim project. On May 25, 2000, the Mining Lease was converted into four (4) mining leases in accordance with the terms of The Minerals Act 1997 which was passed in Parliament in late 1999. The Mining Leases have a term of twenty-five (25) years and may be renewed for an additional twenty-five (25) years. The Company also obtained a Prospecting Licence from the Government that was valid until May 25, 2000. The Company has received a renewal of this Licence until May 25, 2004.

The four (4) mining leases cover a total area of 30,635 hectares. The Company is required to pay annual mining lease fees based on the rate of 600 CFA francs per year, per mining hectare, for the first four (4) years or approximately 18,375,000 CFA francs (US$29,000) per year; and 1,200 CFA francs per year, per mining hectare for years five (5) through eight (8) or approximately 36,750,000 CFA francs (US$58,000) per year. The mining leases will revert to the Republic of Guinea Bissau after eight (8) years, unless the Company has either applied for a mining permit, applied for a one-time, two (2) year extension to conduct further prospecting activities at an annual mining lease fee of 2,400 CFA francs per year per mining hectare, or submitted a mine production application, or applied for a mine retention lease in lieu of filing a mine production application or inability to perform due to uneconomical conditions beyond its control.

By an agreement dated June 28, 2001 (the "Agency Agreement"), the Company acknowledged and restated a commitment to Caribbean Minerals & Development Company Limited ("Caribbean") in respect of previous services provided by Caribbean to the Company in sourcing potential financing to place the Farim Project into commercial production. Under the term of the Agency Agreement, Caribbean will be entitled to receive a fee of 4% of a financing transaction as defined in the Agency Agreement, arranged by or through Triennex (Pty) Ltd., and share purchase warrants to purchase up to 2,500,000 shares of the Company at a price of $0.50 per share over a two year period, provided such financing transaction is accepted by the Company and closes within 2 years from the date of the Agency Agreement. The Agency Agreement will terminate in June 2003 in the event a financing transaction is not concluded before then. Given the prevailing market conditions and the equity consideration payable by the Company under the Agency Agreement, it is extremely unlikely that a financing transaction acceptable to the Company will be concluded within the remaining term of the Agency Agreement.

Location and Access

Farim is a sedimentary phosphate deposit located approximately 25 kilometres south of the Senegalese border near the town of Farim in north central Guinea Bissau, a small country on the Atlantic coast of West Africa. The deposit can be accessed by paved highway from Bissau, the capital and a deep-water port, some 80 kilometres to the southwest. A ferry service across the Cacheu River, which lies adjacent to the deposit, permits vehicular access to the property. Bissau has an international airport with services offered to Europe and other parts of Africa. The local terrain is moderately vegetated and very flat, reaching a maximum elevation of only 40 metres above sea level. A reasonable network of paved and dirt roads cover much of the country and provides good access for exploration and development activities.

Geological Setting

The Farim phosphate deposit occurs within an Eocene sedimentary sequence that defines a vast marine basin extending along the Atlantic coast of Africa from Morocco in the north to Guinea Bissau in the south. Approximately 50% of the world's known phosphate reserves occur in this basin, dominated by large deposits in Morocco. A sub-basin that includes southern Mauritania, Senegal and Guinea Bissau contains three phosphate deposits in addition to Farim: Taiba and N'diendiouri Quali Diala in Senegal and Bofal in Mauritania.

The Farim district is near the southern margin of the Casamance Gulf, an elongate northeasterly depression lying near the southern margin of the Mauritania-Senegal-Guinea Bissau sedimentary basin. The Farim phosphate deposit occupies a small embayment between the north flank of the Rio Jumbembem ridge and the Binta dome, two topographic highs within the basin. These highs form a northeasterly oriented structure that overlies a basement flexure marking the southern margin of the Casamance sedimentary basin. Eocene sedimentary units thin and wedge out against this ridge, which has been traced for well over 100 kilometres through Guinea Bissau and southern Senegal. Northwest of the Rio Jumbembem-Binta high there is a zone of subsidence marking the southeastern edge of the Casamance Gulf.

The phosphatic beds at Farim are located within the middle Eocene Lutetien Formation. The stratigraphic sequence throughout the deposit area includes a footwall limestone, a calcareous-phosphate unit (FPB), a decalcified phosphate unit (FPA), a hangingwall dolomitic limestone, a clayey phosphate interval (FPO) and sandy argillaceous overburden, which ranges from 20 to 60 metres in thickness. The FPA constitutes the bed of economic interest at Farim. It formed as a result of chemical weathering of the FPB, a process that enriched the P_2O_5 content from 17% to almost 30%, which is considered high grade by world standards.

History and Previous Work

The initial discovery of the Farim phosphate deposit is credited to a geotechnical hole completed by the Portuguese in 1950 and confirmed later in petroleum exploratory holes by Esso in 1959. Between 1977 and 1979 the Directorate of Geology and Mines (DGM) of Guinea Bissau completed a seven-hole (707 metres) drill program under the United Nations Development Program (UNDP). One hole, PS-2, near the village of Saliquinhe, intersected 4.9 metres of sandy phosphate (FPA) averaging 27% P_2O_5.

From 1981 to 1983, a co-operative project between the French Bureau of Geological and Mining Research (BRGM) and the DGM involved drilling 102 holes to test the extent of phosphate including a more detailed study of the high-grade area to the west of the town of Farim. Drilling on a 500-metres grid around hole PS-2 resulted in the definition of a geological reserve of 105 million tonnes grading 29.8% P_2O_5 at a minimum thickness of three metres within a geological resource of 350 million tonnes. The program closed off the deposit to the east, south and southwest but not to the west and northwest.

In December 1986, Sofremines, a French mining agency, concluded a detailed pre-feasibility study based on mining 29.8% P_2O_5 ore to produce 500,000 tonnes of 36.5% P_2O_5 concentrate annually for 20 years. The study was positive but phosphate markets experienced a downturn at the time. No further work was done and the French abandoned the project in the late 1980's. The Company is in possession of most of the French technical data.

Champion Programs

After acquiring the Project in August 1997, the Company engaged Jacobs Engineering of Florida and Fertecon Research Centre Ltd. of London, internationally recognized consultants in the phosphate industry, to conduct a review of the earlier work done by Sofremines and others to develop an exploitation plan for the deposit and to provide an analysis of the general phosphate market. These reviews found no fatal flaws in the project and confirmed earlier work regarding the potential economic viability of the deposit. The reports included recommendations for additional work leading to a full feasibility study of the project.

1998 Drill Program

In April and May 1998, the Company conducted a 13-hole, diamond-drill program (600 metres) to obtain core for beneficiation work, to confirm previous drilling and to expand the limits of the mineable reserves. Analytical results on the core were positive, confirming previously stated phosphate grades and the good chemical characteristics of the deposit.

Due Diligence and Feasibility Study Work

In November 1998, the Company retained a financial advisor in South Africa to secure project financing for the development of the Farim deposit.

An internal technical and confirmatory review and feasibility study was initiated in April 1999 and was substantially completed in June 2000. The review and study work required that all technical aspects be examined, leading to an operating budget, together with capital cost estimates of the processing plant, infrastructure, mining fleet mobilization, initial de-watering and mine design. The work included:

- the drilling of 18 core holes in the FPA (Faisceau Phosphate – A) orebody to enable comparison with existing data and to confirm the overburden depth, ore body thickness and phosphate content and to provide fresh samples for metallurgical testing;
- extensive metallurgical testing carried out in Florida and South Africa on core samples from the drill program;
- development of a process flowsheet for a proposed phosphate ore treatment plant;
- design of the phosphate ore treatment facility;
- development of resource estimates;
- conducting hydrological pump tests on wells drilled to determine the feasibility of de-watering the mine pit;
- development of an open pit mine design to mine the phosphate ore;
- assessment of the mining costs;
- assessment of training requirements and plant operating logistics and costs;
- conducting a bathymetric survey of the Cacheu River to determine the suitability of the river as a transport and transhipment point for the phosphate ore;
- solicitation of design criteria and bids from bulk commodity shippers for the river transport and transhipment facility to ocean transport;
- implementation of a preliminary environmental study to identify the potential impact of a mine in the region of the deposit
- analyzing the political risk and land tenure situations within Guinea Bissau; and
- detailed phosphate market studies and development of potential off-take commitments in North America, Europe and India.

Under the direction of the Company and its professional staff, the following studies and reviews were commissioned in respect of the Farim project:

Study Area	Consultant
Tenure	PC Vermeulen Consultants
Geology and drilling/sampling audit	The Mineral Corporation
Mineral Resource Estimates/Mine Design	John Zbeetnoff (mineral resource only) and MRDI Canada, a division of AGRA Simons Limited (reserves and mine design)
Hydro-geology/pit de-watering	Pincock, Allen & Holt
Metallurgy/Plant and Infrastructure Design	Bateman Engineering Limited
Environmental/River Study	Rescan Environmental Services Ltd.
Phosphate Marketing/Price Forecasting	Fertecon Research Centre Ltd./Industrial Mineral Research
Capital and Operating Costs	Bateman Engineering Limited (plant and infrastructure), Moolman Bros. and MRDI Canada (mining costs only)
Financial Analysis	The Mineral Corporation

The following are key aspects determined by the work carried out by the Company and its consultants to-date:

- the results of the re-drilling indicate that BRGM data is reliable and that the FPA ore body has a phosphate content of approximately 30%, a low cadmium content of 11 ppm and a CaO content of approximately 42%;
- the hydrological study and preliminary pump tests indicate that the mine site can be dewatered without incurring excessive costs;
- a preliminary mine design delivering 2.5 million tonnes of ore to the process plant has been proposed, based on a conventional shovel and truck system;
- Metallurgical testwork on drill core samples indicated that an acid grade product can be produced at a nominal production rate of 2.0 million tonnes per year;
- Transport of the product down the Cacheu River to a silo-vessel has been investigated and indicated as feasible.
- The environmental audit indicates that no conditions exist that should inhibit responsible development of the project (the low cadmium content of the acid grade phosphate rock product is very attractive to European and North American buyers);
- A measured and indicated resource of 166 million tonnes grading 29.04% P_2O_5, has been identified. Further drilling in the design phase will be required for detailed planning of the first few years of production;
- The market studies have indicated that a projected escalating price of acid grade phosphate rock concentrate can be expected after 2001. Product samples are being distributed to suitable buyers;
- The operating cost per tonne of acid grade product has been estimated at US$24-$28 into an ocean going vessel over the 15 year project life. Further refinements to mine planning, product drying and transport plans, will determine final operating cost parametres and operating cost forecasting.
- Capital costs have been estimated in the range of US$95 million, which amount excludes working capital.

Based upon the information contained in the above referenced technical studies, the Company and its professional staff substantially completed a feasibility study of the Farim project.

Resource Model

The Farim deposit resource was classified into the geological resource categories of measured, indicated and inferred. This resource classification system is generally based on the United States Geological Survey (USGS) published circular 882 (Sedimentary Phosphate Resources Classification System). This circular states that measured, indicated and inferred phosphate can be projected 125, 1,000 and 2,000 metres respectively around the drill holes. It is common practice within the phosphate industry to project measured resources out to 250 metres and considering the uniformity of the Farim deposit, the following resource classification was employed:

Measured Resource — up to 250 metres around the drill hole
Indicated Resource — from 250 metres to 1000 metres around the drill hole
Inferred Resource — 1000 metres to 2000 metres around the drill hole

The global resource estimate of the Farim deposit within the 1.5 metre isopach for the FPA is summarized in the following table:

	Class	Tonnes	% P_2O_5	Ore Thickness (m)	Overburden (m)
North Area	Measured	31,051,000	30.22	3.51	47.8
	Indicated	55,072,000	29.79	3.39	51.3
	Inferred	460,00	28.83	3.63	64.5
	Total	86,169,000	29.94	3.43	50.0
South Area	Measured	22,110,000	29.20	2.98	33.6
	Indicated	57,748,000	27.64	2.79	31.1
	Inferred	3,052,000	24.92	2.32	32.4
	Total	82,910,000	27.96	2.82	31.8
Total Area	**Measured**	**53,161,000**	**29.79**	**3.27**	**41.9**
	Indicated	**112,819,000**	**28.69**	**3.06**	**41.0**
Measured + Indicated	**Subtotal**	**165,980,000**	**29.04**	**3.15**	**41.1**
	Inferred	**3,099,000**	**24.98**	**2.35**	**32.3**
	Total	**169,079,000**	**28.97**	**3.10**	**41.1**

A dry bulk density value of 1.40 tonne per cubic metre for the FPA was used in determining dry tonnage in the resource potential estimates.

Mine Plan

A preliminary mine plan has been developed based upon the resource estimates to provide a basis for engineering design of the mine. The most current metallurgical parameters, geotechnical recommendations and cost estimates have been used to provide a basis for defining a 15 year mine plan. Reserves for the 15-year mine plan, based upon measured and indicated resources, are summarized as follows:

	Ore (T)	% P_2O_5
Proven	18,101,000	31.31%
Probable	19,235,000	30.63%
Total	**37,336,000**	**30.96%**

The preliminary mine plan has been developed to release ore with an average grade exceeding 30% P_2O_5 for 15 years at an annual production rate of 2.47 million tonnes dry weight. The process facility will operate on a 365 days-per-year basis and it is expected that the mine will be capable of providing continuous feed to the plant. The mine plan is based upon conventional shovel and truck operation. The mine will be developed from a single starter pit. Mining will progress to the north and south from a starting point located in the central-east portion of the pit. This will allow for product blending in the early years which will ensure a consistent product by allowing the operation to vary the phosphate feed from the two pits. In addition, ore from the higher-grade pit to the northeast could be mined preferentially during the early years of production. Mining will initially progress towards the northeast and southwest allowing for the development of a two-pit mine scheme. Overburden will be stripped in 10 metre lifts with hydraulic front shovels and hauled with end dump haulage trucks to the external waste dump. Once a sufficient pit area has been opened up, mined areas will be back-filled with mined overburden. Haul road design width is 20 metres and the maximum grade is 10%.

Ore will be split-bench mined using hydraulic excavators and hauled to a dump pocket in the bottom of the pit with articulated end dump trucks. There it will be fed through a feeder breaker, slurried, and pumped to the process facility.

During the pre-production period, a starter pit will be developed to uncover 4 months ore production. Some of the overburden stripped from this pit will be hauled (approximately 4 kilometres) to the slimes pond area to build the embankments. The remainder of the preproduction overburden will be hauled to a waste dump outside the pit limits. Overburden will be mined at a rate that will ensure that a minimum of three-month inventory is always available in the event that the mine becomes inoperable. Overburden will not be mined for a period of two months during the rainy season.

Ore is scheduled to be mined year-round. To account for heavy storm events flooding the pit, an allowance has been made for 15 days cessation in ore mining. A one-month stockpile has been provided for on surface above the operating mine elevation to ensure ore availability during such periods. This stockpile will be covered by tarps and will only be drawn from when the pit is unable to provide ore feed.

Environmental

Environmental management will be conducted according to appropriate international standards. Environmental issues to be managed during the operation of Farim include promotion of environmental awareness; management of clean tailings-pond discharge to assist the local community with agrarian water usage; monitoring of product handling and storage to minimize product loss or ingress to water systems; progressive reclamation of the pit area by contouring of replaced overburden and waste tips.

The back-filled mine waste will be stabilized by contouring, replacement of soils and re-planting. The final pits that will remain at completion of each open pit will be stabilized so they can naturally re-fill with fresh groundwater and remain as permanent reservoirs.

Product & Marketing

Supply and Demand

Supply and demand fundamentals in the phosphate rock trade are considered positive. Although world production decreased to 128 million tonnes in 2001 from 2000 levels of 133 million tonnes, 2002 numbers are more positive and demonstrated a growth trend into 2003. This is the direct result of improvement in the fertilizer industry, where phosphate rock is a fundamental raw material. Near term (5-10 years) annual growth expectations for phosphate rock production/consumption are in the range of 2-3%.

Prices

Together with increasing demand, the tightening of supply should lead to stronger prices for rock exporters. The current level of about $40-$45/tonne (depending on product grade) is predicted to escalate to the $50/tonne range by 2006 and stabilize in that region until 2012. At these price levels, the Farim project provides robust economic returns.

Farim Product

The Farim rock product quality compares very favourably with competitive internationally-traded rock. The grade of Farim product will range from 32% to 36% P_2O_5 and have excellent physical and chemical characteristics.

The ratio of CaO/P_2O_5 is lower than most other rock sources, providing the customer with a price advantage in the production of phosphoric acid. There are very low levels of cadmium that makes it attractive to European and American consumers since cadmium is toxic. The levels of chlorine and magnesium are also low.

Product Offtake Interest and Status

The Company has received interest from phosphate consumers and traders, both in terms of phosphate sales, potential acquisition or the formation of a development joint venture. The Company initiated production offtake contracts and financing arrangements with a South African banking group in 1999. These negotiations were suspended and the Company has been concentrating on securing an industry partner to jointly develop the project.

Year 2002 Activities

During the year 2002, the Company delivered core samples to an established overseas phosphate producer who ran pilot scale testwork using the Prayon technology to produce phosphoric acid. The testing results met or exceeded expectations, with the resulting acid product being low in impurities and favourable in other technical regards. This led to preliminary discussions between the Company, a major North American mining company and the overseas phosphate producer with the objective of forming a consortium to develop Farim with a focus on the large North American fertilizer industry. To complement this approach, the Company also initiated joint discussions between the parties and an established American fertilizer producer. This producer is currently performing its own technical analysis on a Farim sample to confirm its level of offtake interest.

Guinea Bissau Reconnaissance Project, West Africa

On January 15, 1997, the Company was granted the exclusive right to search for minerals (excluding oil and gas and bauxite) in the country of Guinea Bissau (the "Mineral Study Contract"). The Mineral Study Contract was signed by the Ministry of Energy, Industry and Natural Resources, Government of Guinea Bissau, and was granted for a period of two (2) years, expiring January 15, 1999. In consideration for such exclusive rights, the Company was required to incur cumulative exploration expenditures of US$460,000 during the two year period and to provide the government with the technical findings of its research. The government agreed to grant the Company mining leases for deposits that the Company locates during the term of the agreement.

During 1997, the Company carried out a program of follow-up sampling of gold and base-metal geochemical anomalies identified in earlier surveys. The gold exploration program carried out by the Company indicated a low probability of significant gold being found in the country as no anomalous results were obtained within the prospective areas. The Company spent C$561,758 on the program, which amount was written off as at December 31, 2002.

Effective June 7, 1998, the Company invoked *force majeure* under the Mineral Study Contract due to civil and political unrest in the country. The declaration of *force majeure* had the effect of adjusting time periods and effective dates under the Mineral Study Contract. The Company rescinded the notice of *force majeure* on October 15, 2000 and, as a consequence, was required to complete the two-year reconnaissance program by April 15, 2001. In January 2001, the Company was granted a one-year extension of the obligation and in February 2002, a further extension to April 5, 2003 was granted; however the exclusive rights were restricted to diamond deposits.

During the Fall of 2000, the Company conducted a heavy mineral stream sediment sampling survey over the eastern portion of Guinea Bissau. To obtain baseline data, eight (8) samples were collected. Two (2) out of eight (8) samples collected were shown to contain OP5 orthopyroxenes and G5 magnesian almandine garnets (kimberlite indicator minerals), likely derived from a kimberlite source. Based upon these successful results, the Company commenced a diamond exploration program in April 2001 to further evaluate the diamond potential of the eastern region of Guinea Bissau. The sampling program comprised 104 heavy mineral concentrate samples collected over a 1,000 square kilometre area. The samples were sent to CF Minerals Research Ltd. in Kelowna, British Columbia, for processing and analyses. In total, fourteen of the samples analyzed contained one or more kimberlite and/or lamproite indicator minerals. Indicator minerals recovered include high Cr-Ti chromites, picroilmenites, magnesian almandine garnets and ecologitc clinopyroxenes and orthopyroxenes. Interpretation of the results suggested that kimberlite and/or lamproite rocks exist within the study area. While the results were considered encouraging, further work was required to locate the kimberlite source rocks and determine if any of the kimberlites were diamond-bearing.

While results from the work carried out by the Company were encouraging, discussions held with several potential joint venture partners for additional evaluation of the diamond potential in Guinea Bissau, did not generate any commitments. The Company's exclusive right to explore for diamonds expired on April 5, 2003.

RISK FACTORS

The Company currently has one property that is located in Guinea Bissau, West Africa. This property is subject to various risks and uncertainties not elsewhere described in this Annual Information Form, including, but not limited to the following:

Calculation of Mineralization, Resources and Reserves

There is a degree of uncertainty attributable to the calculation of mineralization, resources and reserves and corresponding grades being mined or dedicated to future production. Until reserves or mineralization are actually mined and processed, the quantity of mineralization and reserve grades must be considered estimates only. In addition, the quantity of reserves and mineralization may vary depending on commodity prices. Any material change in quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of a project. In addition, there can be no assurance that recoveries from laboratory tests will be duplicated in tests under on-site conditions or during production.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges and power and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's activities and profitability.

Title Matters

The Company currently operates in a country with developing mining laws, and changes in such laws could materially affect the rights and title to the interests held there by the Company. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties.

Competition

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company competes with other exploration and mining companies, many of which have greater financial resources than the Company, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Mineral Prices

The market price of minerals, including industrial minerals, is volatile and cannot be controlled. If the price of minerals should drop significantly, the economic prospects of the Company's current project could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market will continue to exist for the sale of products from that ore. Factors beyond the control of the Company may affect the marketability of any minerals discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

Funding Requirements

Mining exploration and development involves financial risk and capital investment. The Company's development and exploration activities depend upon the Company's ability to obtain financing through the joint venturing of projects, private and public equity project financing, debt and/or other means. There is no assurance that the Company will be successful in obtaining additional financing on a timely basis.

The Company currently intends to progress the development of the Farim project by joint venture with one or more industry participants. There can be no assurance, however, that the Company will be successful in this endeavour.

Uninsured Risks

The mining business is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions and other acts of God. Such risks could result in damage to, or destruction of, mineral properties or facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.

The Company maintains insurance against certain risks associated with its business in amounts that it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting claim.

Foreign Operations

Operations, development and exploration activities carried out by the Company are or may be affected to varying degrees by taxes and government regulations relating to such matters as environmental protection, land use, water use, health, safety, labour, restrictions on production, price controls, currency remittance, maintenance of mineral rights, mineral tenure, and expropriation of property. There is no assurance that future changes in taxes or such regulation in the various jurisdictions in which the Company operates will not adversely affect the Company's operations. The Company's principal asset is held outside of Canada in Guinea Bissau, West Africa. As such, the Company may be affected by possible political or economic instability in such country. The risks include, but are not limited to, terrorism, hostage taking, military repression, expropriation, extreme fluctuations in currency exchange rates, high rates of inflation and labour unrest. Changes in mining or investment policies or shifts in political attitudes may also adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, maintenance of claims, environmental legislation, expropriation of property, land use, land claims of local people, water use and safety. The effect of these factors cannot be accurately predicted.

Exploration and Development Risks

The successful exploration and development of mineral properties is speculative and subject to a number of uncertainties which even a combination of careful evaluation, experience and knowledge may not eliminate. There is no certainty that the expenditures made or to be made by the Company in the exploration and development of its mineral properties or properties in which it has an interest will result in the discovery of mineralized materials in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits. While discovery of a base metal or precious metal bearing structure may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that exploration programs carried out by the Company will result in profitable commercial mining operations.

The Company's operations are subject to all of the hazards and risks normally incident to mineral exploration, mine development and operation, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. The Company's activities may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Company has interests. Hazards such as unusual or unexpected formations, pressures or other conditions may also be encountered.

Environmental and Other Regulatory Requirements

The current or future operations of the Company, including development activities and, if warranted, commencement of production on properties in which it has an interest, require permits from various governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities. However, there can be no assurance that all permits which the Company may require for the conduct of mineral exploration and development can be obtained or maintained on reasonable terms or that such laws and regulations would not have an adverse effect on any such mineral exploration or development which the Company might undertake.

Amendments to current laws, regulations and permits governing operations and activities of mineral exploration companies, or more stringent interpretation, implementation or enforcement thereof, could have a material adverse impact on the Company.

Mining and Investment Policies

Changes in mining or investment policies or shifts in political attitude may adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and safety regulations. The effect of these factors cannot be accurately predicted.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Financial Data for 3 Years - $	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Total Revenue (Loss)	1,964	2,350	13,332
Net Income (Loss) before Extraordinary Items	(955,944)	(515,534)	(3,715,752)
Net Income (Loss)	(955,944)	(515,534)	(3,715,752)
Data per Common Share			
Basic and diluted Net Income (Loss) before Extraordinary Items	(0.19)	(0.14)	(1.22)
Basic and diluted Net Income (Loss)	(0.19)	(0.14)	(1.22)
Dividends declared	0	0	0
Balance Sheet Data			
Total Assets	7,127,981	7,589,926	7,418,078
Long Term Liabilities	0	0	0

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

The Company's loss for the year ended December 31, 2002 was $956,000 as compared to a loss of $516,000 for the year ended December 31, 2001. This increase in loss of $440,000 is primarily due to the write-off of $562,000 in expenditures relating to the Guinea Bissau general reconnaissance program. Management has determined that there is no reasonable expectation of recovery of these costs.

General and administrative expenses for the years ended December 31, 2002 and 2001 were $393,000 and $514,000 respectively, a decrease of $121,000. This decrease is mainly due to a decrease in level of activities as the Company continues to seek a joint venture partner for the development of Farim. In particular, management fees have decreased by $25,000 from $255,000 to $230,000 as a result of a decrease in management fees to a company related to the President of the Company and a management services company. Professional fees have also decreased by $37,000 from $74,000 to $37,000. Consulting fees and promotion and public relations expenses have decreased by $16,000 and $16,000, respectively, to $12,000 and $8,000. There were no financing advisory fees for 2002 as compared to $7,000 for 2001. Interest and bank charges have increased by $7,000 to $10,000 from $3,000 in 2001. This increase is mainly due to accrued interest in respect of loan advances from the Chairman of the Company. These loans were repaid during 2002. In addition, included in general and administrative expenses for 2002, was $5,090 of stock based compensation expenses in relation to options granted to non-employees of the Company.

The operating losses are a reflection of the Company's status as non-revenue producing mineral company. As the Company has no main sources of income, losses are expected to continue.

Year Ended December 31, 2001 compared to Year Ended December 31, 2000

The Company's net loss for the year ended December 31, 2001 was $516,000 as compared to a net loss of $3.7 million for the year ended December 31, 2000. Included in the 2000's result was a write-off of $2.7 million in exploration expenditures relating to the Takatu Project located in Guyana.

General and administrative expenses decreased during 2001 by $447,000 to $514,000 from $961,000. In particular, consulting and office and general expenses decreased by $271,000 to $61,000 from $332,000 as a result of streamlining operations including consolidation of corporate offices. Professional fees also decreased by $90,000 from $164,000 to $74,000. However, management fees increased by $117,000 from $137,000 to $254,000.

Interest income for the year ended December 31, 2001 was $2,000 compared to $13,000 for the prior year. This decrease was due to lower level of cash investments.

Dividends

There are no restrictions that prevent the Company from paying dividends. The Company has not paid dividends to date on its common shares and has no plans to pay dividends in the near future. Any decision to pay dividends in the future will be based on the Company's earnings and financial requirements and other factors that its board of directors may consider appropriate in the circumstances.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the financial condition, changes in financial condition and results of operations for the years ended December 31, 2002 and December 31, 2001 should be read in conjunction with the Company's consolidated financial statements. The financial information presented herein was prepared in accordance with generally accepted accounting principles in Canada.

General

Champion Resources Inc. (the "Company") together with its subsidiaries, is a mineral resource corporation engaged in exploring, acquiring and developing mineral properties. The Company holds a 100% interest in the Farim Phosphate Project ("Farim") located in Guinea-Bissau, West Africa.

In January 2002, the Company received regulatory and shareholders approval to consolidate the Company's shares on a one-for-10-basis. Accordingly, all share amounts have been restated to give effect to the consolidation.

Results of Operations

The Company's loss for the year ended December 31, 2002 was $956,000 as compared to a loss of $516,000 for the year ended December 31, 2001. This increase in loss of $440,000 is primarily due to the write-off of $562,000 in expenditures relating to the Guinea Bissau general reconnaissance program. Management has determined that there is no reasonable expectation of recovery of these costs.

General and administrative expenses for the years ended December 31, 2002 and 2001 were $393,000 and $514,000 respectively, a decrease of $121,000. This decrease is mainly due to a decrease in level of activities as the Company continues to seek a joint venture partner for the development of Farim. In particular, management fees have decreased by $25,000 from $255,000 to $230,000 as a result of a decrease in management fees to a company related to the President of the Company and a management services company. Professional fees have also decreased by $37,000 from $74,000 to $37,000. Consulting fees and promotion and public relations expenses have decreased by $16,000 and $16,000, respectively, to $12,000 and $8,000. There were no financing advisory fees for 2002 as compared to $7,000 for 2001. Interest and bank charges have increased by $7,000 to $10,000 from $3,000 in 2001. This increase is mainly due to accrued interest in respect of loan advances from the Chairman of the Company. These loans were repaid during 2002. In addition, included in general and administrative expenses for 2002, was $5,090 of stock based compensation expenses in relation to options granted to non-employees of the Company.

The operating losses are a reflection of the Company's status as non-revenue producing mineral company. As the Company has no main sources of income, losses are expected to continue.

Liquidity and Capital Resources

At December 31, 2002, the Company had a working capital deficit of $333,000. During 2002, the Company completed a private placement of 1,687,500 units at a price of $0.40 per unit for gross proceeds of $675,000. Each unit consists of one common share and one share purchase warrant. Each warrant will be exercisable over a two-year period at a price of $0.40 in the first year and $0.50 in the second year.

Subsequent to December 31, 2002, the Company has agreed to sell on a private placement basis up to an aggregate of 1,030,000 units of the Company at a price of $0.40 per unit for gross process of $412,000. Each unit comprises one common share and one share purchase warrant. Each warrant shall be exercisable into one common share of the Company over a period of two years at a price of $0.40 the first year and $0.50 the second year. The private placement is subject to regulatory approval.

Expenditures incurred on the Farim project and the regional diamond reconnaissance in Guinea-Bissau during the year ended December 31, 2002 were $142,000 and $9,000, respectively. Farim project expenditures were mainly related to care and maintenance costs including lease payments on the property. The regional diamond reconnaissance costs were related to sample analysis and technical reports.

The Company has limited capital resources and has to rely upon the sale of equity and debt securities for cash required for exploration and development purposes, for acquisitions and to fund the administration of the Company. Since the Company does not expect to generate any revenues in the near future, it will have to continue to rely upon the sales of its equity and debt securities to raise capital. It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any period or, if available, that they can be obtained on terms satisfactory to the Company.

Risks

The Company's properties are subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities or may result in the impairment or loss of part or all of the Company's interest in the properties.

Outlook

Should additional funds be required for general working purposes and to fund the development of the Farim project, the Company intends to raise funds through possible equity financing, seek joint venture partners and/or project debt financing.

Quarterly Information

	January 1, 2002 to December 31, 2002				January 1, 2001 to December 31, 2001			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total Revenues	1	0	1	0	0	1	1	1
Net Income (Loss) before Extraordinary Items	(664)	(82)	(81)	(129)	(127)	(60)	(131)	(198)
Net Income (Loss)	(664)	(82)	(81)	(129)	(127)	(60)	(131)	(198)
Net Income (Loss) per equity share	(0.11)	(0.02)	(0.02)	(0.04)	(0.04)	(0.02)	(0.04)	(0.06)

MARKET FOR SECURITIES

The common shares of the Company are listed and posted for trading on the TSX Venture Exchange (previously, the Canadian Venture Exchange) under the trading symbol "CHA".

DIRECTORS AND OFFICERS

Set forth below are the names of the current directors and senior officers of the Company, as well as the municipality of residence, position with Champion, principal occupation for the last five years and number of Champion shares beneficially owned based on information provided by such director or officer.

Name, Municipality of Residence And Position Held	Number of Shares Beneficially Owned	Principal Occupation During the Past Five Years
Adolf H. Lundin Geneva, Switzerland Chairman and Director	1,005,000	Chairman of the Board of Lundin Petroleum AB; North Atlantic Natural Resources AB and Vostok Nafta Investment Ltd.; President and CEO of Tenke Mining Corp.; director and officer of a number of publicly traded resource based companies, including, Atacama Minerals Corp., South Atlantic Ventures Ltd., and Valkyries Petroleum Corp.
Richard P. Clark North Vancouver, B.C. President/CEO and Director	26,750	1993-1999, President and CEO, Tombstone Exploration Co. Ltd.; 1999 to present, President and a Director, Atacama Minerals Corp.
Paul K. Conibear West Vancouver, B.C. Vice-President, Operations and Director	42,500	President/CEO and director, Tenke Mining Corp. (previously, Chief Operating Officer); Vice-President, Operations and Director, Atacama Minerals Corp.; 1994-1999, Project Manager and General Manager, H. A. Simons Mining Group.
Richard J. Bailes West Vancouver, B. C. Director	74,900	President and director, International Curator Resources Ltd. (previously, Vice President-Explorations); Director, Riverstone Resources Ltd.
Michael D. McInnis North Vancouver, B. C. Director	139,260	President/CEO and Director, Riverstone Resources Ltd., director, International Curator Resources Ltd.
C. Ashley Heppenstall Geneva, Switzerland Director	10,000	President/CEO, Lundin Petroleum AB (previously, Finance Director)
Wanda Lee Vancouver, B.C. Controller/Treasurer	Nil	Chief Financial Officer, Tenke Mining Corp., Atacama Minerals Corp. and Canmex Minerals Corporation; Controller/Treasurer of a number of publicly-traded natural resource companies, including, International Curator Resources Ltd., Valkyries Petroleum Corp. and South Atlantic Ventures Ltd.
Sandra M. Kansky Vancouver, B.C. Corporate Secretary	Nil	Corporate Secretary of Tenke Mining Corp. and International Curator Resources Ltd.; Assistant Corporate Secretary, International Uranium Corporation

Each director of the Company is elected at the annual general meeting of the shareholders of Champion and will hold office until his successor is elected at the next annual general meeting or until his office is earlier vacated. At the Company's annual and special meeting of shareholders to be held on May 29, 2003, Mr. Lukas H. Lundin will stand for election in place of Mr. Adolf H. Lundin. Mr. Lukas Lundin is currently a senior officer and/or director of a number of public companies, including Tanganikya Oil Company, Tenke Mining Corp., International Uranium Corp. and International Curator Resources Ltd.

Control of Securities

The directors and senior officers of the Company, as at the date hereof, beneficially own, directly or indirectly, have control of or direction over an aggregate of 1,288,410 common shares of the Company, representing approximately 24% of the issued and outstanding common shares of the Company.

Committees of the Board of Directors

The Company's only committee is its audit committee, which is comprised of three directors; namely, Richard P. Clark, C. Ashley Heppenstall and Richard J. Bailes.

Corporate Cease Trade Orders or Bankruptcies

No director or officer or person holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or within the past ten years before the date of this Annual Information Form been, a director or officer of any other issuer that, while such person was acting in that capacity (i) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director or officer or person holding a sufficient number of securities of the Company to affect materially the control of the Company has ever been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No director or officer or person holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or within the past ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual or company.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular dated April 30, 2003 for its annual and special meeting of shareholders held on May 29, 2003. Additional financial information is provided in the Company's audited consolidated financial statements as at and for the year ended December 31, 2002.

The Company shall provide to any person, upon request to the Corporate Secretary of the Company:

(a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

  (i) one copy of the Annual Information Form of the Company, together with a copy of any document or the pertinent pages of any document, incorporated by reference in the Annual Information Form;
  (ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for the Company's most recently completed financial year;

(iii) one copy of the information circular of the Company in respect to its most recent annual meeting of shareholders that involved the election of directors; and

(iv) one copy of any other documents that are incorporated by reference into a preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

2003


SEC MAIL PROCESSING
RECEIVED
NOV 19 2003
WASH, D.C.
155
SECTION

Notice of Annual and Special Meeting and Information Circular

CHAMPION RESOURCES INC.


CHAMPION
RESOURCES INC.

NOTICE OF ANNUAL and SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the "Meeting") of the members (the "shareholders") of CHAMPION RESOURCES INC. (the "Company") will be held at Suite 1320, 885 West Georgia Street, Vancouver, British Columbia, on Thursday, May 29, 2003, at the hour of 10:00 a.m., Vancouver time, for the following purposes:

1. to receive and consider the report of the directors of the Company to the shareholders;
2. to receive and consider the consolidated financial statements of the Company for the year ended December 31, 2002, together with the auditor's report thereon;
3. to elect directors of the Company;
4. to re-appoint Staley, Okada, Chandler & Scott, Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting and to authorize the directors of the Company to fix the remuneration to be paid to the auditors;
5. to consider and, if thought fit, to pass an ordinary resolution ratifying and approving amendments to the Company's Stock Option Plan;
6. to consider amendments to or variations of any matter identified in this Notice of Meeting; and
7. to transact such further or other business as may properly come before the meeting and any adjournments thereof.

Accompanying this Notice of Meeting are (i) a copy of the Company's 2002 Annual Report, containing the consolidated financial statements for the year ended December 31, 2002 and auditor's report thereon; (ii) an Information Circular (the "Circular"); (iii) a form of Proxy; and (iv) a Supplemental Mailing Return Card for use by shareholders who wish to receive the Company's interim financial statements. Reference is made to the Circular for details of the matters to be considered at the Meeting.

If you are a *registered shareholder* of the Company and are unable to attend the Meeting in person, please complete the enclosed form of proxy and return it in the return envelope provided for that purpose. Proxies are to be deposited with the Proxy Department, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof, or may be delivered to the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or on the day of any reconvening of the Meeting in the case of adjournment.

If you are a *non-registered shareholder* of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. **If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting, either in person or by proxy.**

BY ORDER OF THE BOARD

(Signed) Richard P. Clark,
President and CEO

April 30, 2003
Vancouver, British Columbia



INFORMATION CIRCULAR

(As at April 30, 2003, except as indicated)

This Information Circular is furnished in connection with **the solicitation by the management of CHAMPION RESOURCES INC.** (the "Company") of proxies to be voted at the annual and special meeting of the members (the "shareholders") of the Company to be held on Thursday, May 29, 2003 at the hour of 10:00 a.m., Vancouver time, and any adjournments thereof (the "Meeting"). Management's solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company or by the Company's Registrar and Transfer Agent. The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid. All costs of solicitation will be borne by the Company.

Unless the context otherwise requires, references herein to the "Company" mean the Company and its subsidiaries. The principal executive office of the Company is located at Suite 1320-885 West Georgia Street, Vancouver, B.C., Canada, V6C 3E8. The telephone number is (604) 689-7842 and the facsimile number is (604) 684-0147. The registered and records office of the Company is located at Suite 2600, 595 Burrard Street, Vancouver, B.C., Canada, V7X 1L3.

Advance notice of the Meeting inviting nominations for directors of the Company as required by Section 111 of the Company Act (British Columbia) was delivered to the regulatory authorities having jurisdiction and was published in the Vancouver Province newspaper on April 3, 2003.

Unless otherwise indicated, all currency amounts stated in this Information Circular are stated in Canadian dollars.

APPOINTMENT OF PROXYHOLDER

The persons named in the enclosed form of proxy for the Meeting are directors or officers of the Company, or both (the "Management Proxyholders").

A shareholder has the right to appoint a person other than one of the Management Proxyholders, who need not be a shareholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting that other person's name in the blank space provided. If a shareholder appoints one of the Management Proxyholders as a nominee and does not direct the said nominee to vote either for or against or withhold from voting on a matter or matters with respect to which an opportunity to specify how the shares registered in the name of such shareholder shall be voted, the Management Proxyholder shall vote the proxy FOR such matter or matters. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by such proxy will be voted accordingly. **If no choice is specified, the person designated in the accompanying form of proxy will vote FOR all matters proposed by management at the Meeting. If for any reason the instructions of a shareholder in a proxy are uncertain as they relate to the election of directors, the proxyholder will not vote the shares represented by that proxy for any director.**

EXERCISE OF DISCRETION

The enclosed form of proxy, when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder with respect to amendments or variations to matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the person designated in the accompanying form of proxy to vote in accordance with their best judgment on such matters of business. As of the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

INFORMATION FOR NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Some shareholders of the Corporation are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Trust Company of Canada** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary,** and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company,** will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

COMPLETION AND RETURN OF PROXY

The instrument appointing a proxyholder must be signed in writing by the shareholder, or such shareholder's attorney authorized in writing. If the shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for holding the Meeting or any adjournments thereof, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXY

A registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

The Company is authorized to issue 100,000,000 common shares without par value (the "Common Shares") of which 5,362,894 fully paid and non-assessable Common Shares are issued and outstanding. The holders of Common Shares are entitled to one vote for each Common Share held. The Company has no other classes of voting shares.

Any holder of Common Shares of record at the close of business on Thursday, April 24, 2003 will be entitled to receive notice of the Meeting and any such shareholder who either personally attends the Meeting or has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his or her Common Shares voted at the Meeting. The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his or her entitlement to vote at the Meeting.

Principal Holders of Voting Securities

To the knowledge of the directors and senior officers of the Company, the following table sets forth the only person who, beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Common Shares of the Company:

Name and Address	Number of Shares Owned or Controlled	Percentage of Outstanding Shares
Lundin, Adolf H., Geneva, Switzerland	1,005,000	18.7%

PARTICULARS OF MATTERS TO BE ACTED UPON

ELECTION OF DIRECTORS

The term of office of each of the present directors of the Company expires at the close of the Meeting. Each director elected will hold office until the close of the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the *Company Act* (British Columbia). The number of directors of the Company is currently fixed at six (6).

Management proposes to nominate, and the persons named in the accompanying form of proxy will vote for (in the absence of specifications or instructions to abstain from voting on the proxy), the election of the six (6) persons whose names are set forth below, all of whom with the exception of Mr. Lukas H. Lundin, are now and have been directors of the Company for the periods indicated, but will not vote for a greater number of persons that the number of nominees named in the form of proxy. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that, prior to the Meeting any nominee is unavailable to serve as a director of the Company, the proxy will be voted for the election of such other person or persons as management (in consultation with the then remaining directors) may select.

The following table sets forth information with respect to each of the six management nominees for director, including the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each such nominee as at April 25, 2003:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled ②
Richard P. Clark① North Vancouver, B.C. President	President and director, Atacama Minerals Corp.	Since June 2000	26,750
Paul K. Conibear West Vancouver, B. C. Vice President, Operations	President and CEO, Tenke Mining Corp.; Vice President, Operations and a director of Atacama Minerals Corp.;	Since June, 1999	42,500
Ashley Heppenstall① *Geneva, Switzerland* Director	President and CEO, Lundin Petroleum AB; *previously, Finance Director, Lundin Petroleum* AB.	Since June 2000	10,000
Richard J. Bailes① West Vancouver, B. C. Director	President and CEO, International Curator Resources Ltd.; Director, Riverstone Resources Inc.	Since April, 1991	74,900
Michael D. McInnis North Vancouver, B. C. Director	President/CEO, Riverstone Resources Inc.; director, International Curator Resources Ltd.	Since April 1988	139,260
Lukas H. Lundin Vancouver, B.C.	Chairman of the Board of International Curator Resources Ltd. and Tanganikya Oil Company; director and officer of a number of publicly traded resource companies, including Tenke *Mining Corp., Lundin Oil AB and International* Uranium Corporation	New Nominee	190

①Member of the audit committee.

②Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished *to the Company by the nominees. Unless otherwise indicated, such shares are held directly.*

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of each of the individuals who were, as at December 31, 2002 the Chief Executive Officer and the other four most highly compensated executive officers of the

Company whose individual total compensation for the most recently completed financial year exceeds $100,000 (collectively "the Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year:

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted(1) (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Richard P. Clark, President /CEO(2)	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	60,000 70,000 45,000	50,000 Nil 40,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael D. McInnis, Former, President /CEO(3)	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	12.025 23,914 106,200	10,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

NOTES TO SUMMARY COMPENSATION TABLE

(1) The number of securities under option are expressed on a post-consolidated basis after giving effect to the consolidation of the Company's share capital on ten for one basis on January 25, 2002.

(2) Mr. Richard P. Clark was appointed President and CEO of the Company effective June 21, 2000. During the period August 15, 2000 to February 28, 2001, the Company paid 456658 BC Ltd. the sum of $10,000 per month for providing the services of Mr. Clark to the Company. Effective March 1, 2001, this amount was reduced to $5,000 per month. 456658 BC Ltd. is a private company owned by Catherine Clark, the spouse of Mr. Clark.

(3) Mr. Michael D. McInnis resigned as President/CEO of the Company effective June 21, 2000. During the period January 1 to August 14, 2000, Mr. McInnis was remunerated at the rate of $55/hour. During the period August 15, 2000 to February 28, 2001, Mr. McInnis was remunerated at the rate of $8,000 per month. Since March 1, 2001, Mr. McInnis has been remunerated at the rate of $65/hour.

Long Term Incentive Plan Awards (LTIP)

The Company does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities).

Option Grants During The Most Recently Completed Financial Year

The Named Executive Officers are eligible to participate in the Company's amended and restated stock option plan dated May 16, 2002 (the "Stock Option Plan"). The Stock Option Plan enables the Company to provide incentive stock options to eligible directors, senior officers, employees and consultants of the Company and its subsidiaries. The maximum number of shares for which options may be granted under the Stock Option Plan is fixed, subject to certain adjustments. The option price is to be established at the time of the grant, but cannot be less than the closing price of the Company's common shares as traded on the TSX Venture Exchange (the "Exchange") on the trading day immediately prior to the date of the grant. Each option is exercisable in such manner as may be determined by the Board of Directors at the time of grant and options will be for terms not exceeding ten years. Under the Stock Option Plan, the Company does not provide any financial assistance to participants in order to facilitate the purchase of common shares thereunder. It is proposed to amend the Stock Option Plan to conform to recent policy changes implemented by the Exchange. Reference is made to the heading "Amendment to Incentive Stock Option Plan" under "Particulars of Other Matters to be Acted Upon" herein for further details.

The following table sets forth the details of stock options granted under the Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers.

Name	Securities Under Options/SARs Granted[1] (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price[2] ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Richard P. Clark, President/CEO	50,000	18.8%	$0.45	$0.44	May 15, 2005
Michael D. McInnis, (former President/CEO)	10,000	3.75%	$0.45	$0.44	May 15, 2005

[1] These options became fully exercisable on the date of grant, subject to regulatory approval, which was subsequently obtained. In addition, disinterested shareholder approval to these options was received at the Company's annual meeting held on June 20, 2002.

[2] The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the market price of the common shares of the Company as traded on the TSX Venture Exchange on the day prior to the date of grant. The Company's practice is to price all incentive options at market or above, without discount.

Option & SAR Repricings(Cancellations)

During 2002, no incentive options granted to the Named Executive Officers were repriced; however, previously granted incentive stock options were cancelled and replacement grants were made during the recently completed financial year to the Named Executive Officers. The following table sets forth details of the incentive stock options cancelled. For details of the replacement options granted to the Named Executive Officers see the heading "Option Grants During The Most Recently Completed Financial Year" above.

Name	Date of Repricing or Amendment	Securities Under Options/SARs Repriced or Amended (#)	Market Price of Securities at Time of Repricing or Amendment ($/Security)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price	Length of Original Option Term Remaining at Date of Repricing or Amendment
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Richard P. Clark,	May 16/02	10,000	$0.44	$2.50	$0.45	35 months
President/CEO	May 16/02	30,000	$0.44	$2.50	$0.45	39 months
Michael D. McInnis,	May 16/02	40,000	$0.44	$2.50	$0.45	21 months
Former, President/CEO	May 16/02	5,000	$0.44	$2.50	$0.45	26 months

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values

During 2002, none of the options granted to Named Executive Officers were exercised. The financial year-end value of unexercised options on an aggregated (post-consolidated (1)) basis is as follows:

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)(1)		Value of Unexercised In-The-Money Options at Fiscal Year-End ($)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard P. Clark, President/CEO	Nil	Nil	50,000	Nil	Nil	Nil
Michael D. McInnis, former, President/CEO	Nil	Nil	10,000	Nil	Nil	Nil

(1) During the recently-completed financial year end, the common shares of the Company were consolidated on a ten for one basis. The information above is presented after giving effect to the consolidation.

(2) Based on the difference between $0.37, being the closing trading price of the Company's common shares on the TSX Venture Exchange on December 31, 2002, and the exercise price of the related options, i.e. $0.45. All of the unexercised options held by the Named Executive Officers were out-of-the-money as at December 31, 2002.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries have not entered into any employment contracts directly with the Named Executive Officers. Effective August 15, 2000 the Company entered into an arrangement with 456658 BC Ltd. pursuant to which 456658 BC Ltd. agreed to provide the services of Mr. Clark to the Company at the rate of $10,000 per month. This arrangement was amended effective March 1, 2001 to reduce the monthly rate to $5,000. 456658 BC Ltd. is a private company owned by Catherine Clark, the spouse of Mr. Richard P. Clark.

The Company and its subsidiaries have not entered into any compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers during the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

COMPENSATION OF DIRECTORS

Standard Compensation Arrangements

There are no standard arrangements in place pursuant to which directors are compensated by the Company for their services in their capacity as directors, nor are any amounts paid to directors for committee participation or special assignments. All expenses incurred by directors in respect of their duties are reimbursed by the Company.

Other Arrangements

None of the directors of the Company were compensated in their capacity as director by the Company during the most recently completed financial year pursuant to any other arrangement or in lieu of any standard arrangement.

Compensation for Services

Effective August 15, 2000, the Company entered into an arrangement with Atacama Minerals Corp. ("AAM") for professional services provided by Mr. Paul K. Conibear, a director of both AAM and the Company. Under the arrangement, the Company reimburses AAM at the rate of $100 per hour for the services provided to the Company by Mr. Conibear. AAM is a publicly-traded company of which Mr. Richard P. Clark is also an officer and director. AAM has similar arrangements with other companies for the provision of Mr. Conibear's services and therefore the Company is unable to determine what portion, if any, of the compensation paid by AAM to Mr. Conibear is attributable to the services he provides to the Company. As at December 31, 2002 the Company paid or accrued an amount of $9,315 for these services.

During the recently-completed financial year, the Company paid or accrued an aggregate amount of $6,565 to a director of the Company for geological consulting services provided to the Company.

No other director was compensated either directly or indirectly by the Company and its subsidiaries during the most recently completed financial year for services as consultants or experts.

Other Compensation

To encourage directors to align their interests with shareholders, directors are granted incentive stock options pursuant to the Company's Stock Option Plan, from time to time. None of the stock options granted to the directors under the Stock Option Plan have been exercised to date.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the directors of the company (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)①	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)②	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Richard J. Bailes Director	10,000 30,000	3.75% 11.3%	$0.45 $0.45	$0.44 $0.26	May 16, 2002 Dec 12, 2002	May 15, 2005 Dec 11, 2005
C. Ashley Heppenstall, Director	10,000	3.75%	$0.45	$0.44	May 16, 2002	May 15, 2005
Paul K. Conibear Director	40,000	15.0%	$0.45	$0.44	May 16, 2002	May 15, 2005
Adolf H. Lundin Chairman and Director	40,000	15.0%	$0.45	$0.44	May 16, 2002	May 15, 2005

Notes:
①The options are fully exercisable on the date of grant.
②The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the market price of the common shares of the Company as traded on the TSX Venture Exchange on the day prior to the date of grant. The Company's practice is to price all incentive options at market or above, without discount.

During 2002, no incentive options granted to directors of the Company were repriced; however, previously granted incentive stock options were cancelled and replacement grants were made during the recently completed financial year to certain directors of the Company (excluding the Named Executive Officers). The following table sets forth details of the incentive stock options cancelled. For details of the replacement options granted to directors see above table.

Name	Date of Repricing or Amendment	Securities Under Options/SARs Repriced or Amended (#)	Market Price of Securities at Time of Repricing or Amendment ($/Security)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price	Length of Original Option Term Remaining at Date of Repricing or Amendment
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Richard J. Bailes	May 16/02	16,000 10,000 10,000	$0.44 $0.44 $0.44	$2.50 $2.50 $2.50	$0.45 $0.45 $0.45	21 months 22 months 31 months
Paul K. Conibear	May 16/02	10,000 20,000	$0.44 $0.44	$2.50 $2.50	$0.45 $0.45	24 months 39 months
Adolf H. Lundin	May 16/02	10,000 30,000	$0.44 $0.44	$2.50 $2.50	$0.45 $0.45	35 months 39 months

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There was no indebtedness of any director, executive officer, senior officer, or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company or proposed nominee for election as a director of the Company or associate or affiliate of an insider of the Company or proposed nominee has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company except as follows:

(a) Insiders of the Company participated in the private placement of 1,687,500 units at a price of $0.40 per unit, on a post-consolidated basis. Each unit consisted of one share and one non-transferable share purchase warrant; each warrant entitling the holder to purchase one additional share in the capital stock of the Company for a period of two years at a price of $0.40 per share during the first year and at a price of $0.50 per share during the second year. Insiders purchased in the aggregate 677,500 post-consolidated units.

(b) During the recent-completed financial year, the Company received advances totalling $275,000 from Mr. A.H. Lundin, past Chairman of the Company. These amounts were repaid prior to December 31, 2002.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

AMENDMENT TO INCENTIVE STOCK OPTION PLAN

The Company's current Stock Option Plan was ratified and approved by shareholders of the Company on May 16, 2002 (the "Current Stock Option Plan"). The Current Stock Option Plan reflected the policies and requirements of the TSX Venture Exchange (the "Exchange") in respect of stock option plans in effect at that time. During 2002, the Exchange revised its policies with respect to incentive stock options and incentive stock option plans. As a result, on April 30, 2003 the Board considered and approved certain amendments to the Current Stock Option Plan and a restatement of the amended Current Stock Option Plan (the "2003 Stock Option Plan") so that the terms and conditions of the Current Stock Option Plan align in all respects with the revised policies of the Exchange. The proposed amendments do not significantly impact on the intent and structure of the Current Stock Option Plan and are more housekeeping in nature.

A summary of some of the resulting amendments to the Current Stock Option Plan follows:

- all definitions have been amended to reflect the term as interpreted by Exchange policies;
- options granted to Insiders of the Company as a total in any twelve month period shall not exceed 10% of the issued and outstanding shares of the Company from time to time;
- options granted to any one Consultant, as such term is defined, in any twelve month period shall not exceed 2% of the issued and outstanding shares of the Company at the time of the grant;
- options granted to any one Optionee engaged in providing Investor Relations Activities, as such term is defined, in any twelve month period shall not exceed 2% of the issued and outstanding shares of the Company at the time of the grant;
- no more than 5% of the issued and outstanding shares of the Company may be granted to any one Optionee in any twelve month period, unless the Company has obtained disinterested shareholder approval;
- the Option Price shall not be less than the lowest price permitted by the Exchange; and
- the maximum number of common shares that may be reserved for issuance pursuant to the 2003 Stock Option Plan will be 600,000 common shares.

The policies of the Exchange require disinterested shareholder approval of certain amendments, including in the event that:

- the number of shares reserved under the 2003 Stock Option Plan, together with the number of shares reserved pursuant to all of the Company's other compensation arrangements, could result at any time in:
  - (i) the number of shares reserved for issuance under stock options granted to Insiders exceeds 10% of the issued and outstanding shares of the Company;
  - (ii) the grant to Insiders, within a twelve month period, of a number of options exceeding 10% of the issued shares.
- a reduction in the exercise price is proposed where the Optionee is an Insider of the Company at the time of the proposed amendment.

A copy of the 2003 Stock Option Plan may be obtained from the Secretary of the Company. In addition, copies of the 2003 Stock Option Plan will be available for review at the Meeting.

The implementation of the 2003 Stock Option Plan is conditional upon the approval of the shareholders of the Company and the approval of the Exchange. Management of the Company will place before the Meeting the following resolution relating to the approval of the 2003 Stock Option Plan which resolution must be approved as set forth below.

"BE IT RESOLVED THAT:

1. the Company and its successors are hereby authorized to implement the 2003 Stock Option Plan as described in the Information Circular of the Company dated April 25, 2003, with such amendments as are required by the TSX Venture Exchange, if any, and said 2003 Stock Option Plan is hereby authorized and approved; and
2. any director or officer of the Company be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolution, and to complete all transactions in connection with the implementation of the 2003 Stock Option Plan."

In order to be effective, the proposed resolution approving the 2003 Stock Option Plan and the grant of options thereunder must be passed by a simple majority of the votes cast by the shareholders of the Company who vote in respect of such resolution.

OTHER BUSINESS

Other than the matters referred to in the notice of meeting, management is not aware of any other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

APPROVAL OF THIS CIRCULAR

The contents and the distribution of this management proxy circular have been approved by the board of directors of the Company.

DATED as of the 30th day of April, 2003.

(signed) Richard P. Clark,
President


SEC MAIL PROCESSING
RECEIVED
NOV 19 2003
WASH. D.C.
155
SECTION

CHAMPION RESOURCES INC.

First Quarter Report

March 31, 2003

CHAMPION RESOURCES INC.
QUARTERLY REVIEW and
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND OPERATING RESULTS
THREE MONTHS ENDED MARCH 31, 2003
(In Canadian Dollars)

QUARTERLY REVIEW

Farim Phosphate Deposit

Farim is a large phosphate deposit located in the country of Guinea Bissau on the coast of West Africa. In the first quarter of 2003, the Company continued in its efforts to find a venture partner to develop the deposit. In March, the Company supplied a sample of Farim ore to an American fertilizer producer for testing. A final report is expected in June, however, preliminary reports are positive. Further discussions will follow delivery of the test results.

An on-site visit to Guinea Bissau with another international phosphoric acid/fertilizer producer has been scheduled for the first part of June. Discussions with the interested parties are on-going.

Resources at Farim exceed 166 million tonnes grading 29.1% P_2O_5, including 37 million tonnes grading 31% P_2O_5 scheduled for the first 15 years of mine life. Processed rock concentrate will grade 33% P_2O_5 with high recoveries, low CaO/P_2O_5 ratios and low quantities of deleterious elements such as cadmium. Significantly, deposit characteristics are also amenable for production of a higher grade (36% P_2O_5) product. (Resource estimated by MRDI Canada.) With these reserves and grades, Farim represents a unique opportunity for competitive growth in the phosphate business.

The political situation in Guinea Bissau continues to be stable, and Farim has the full support of both the local and national governments. The Company intends to proceed with development of Farim immediately upon concluding a suitable venture agreement with an industry partner.

Diamond Exploration

The Company had previously carried out a regional heavy mineral sampling program to test for diamond potential in Guinea Bissau, West Africa. The results were encouraging but additional work is required to locate the kimberlite source rocks and to determine if any of the kimberlites are diamond-bearing. Future work programs are under review.

Corporate

Investor relations activities are carried out by Company personnel and include the design and maintenance of the company web site, investor information packages, as well as corporate presentations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

The following discussion and analysis of the financial condition and results of operations for Champion Resources Inc. should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2003 and related notes thereto.

General

Champion Resources Inc. (the "Company") together with its subsidiaries, is a mineral resource corporation engaged in exploring, acquiring and developing mineral properties. The Company holds a 100% interest in the Farim Phosphate Project ("Farim") located in Guinea-Bissau, West Africa.

Results of Operations

The Company's loss for the three months ended March 31, 2003 was $44,000 as compared to a loss of $129,000 for the three months ended March 31, 2002. This decrease in loss for the three months end March 31, 2003 is primarily due to a decrease in general and administrative expenses.

General and administrative expenses for the first three months of 2003 were $67,000. This represented a decrease of $61,000 as compared to $128,000 for the same comparable periods of 2002. This decrease is mainly due to a decrease in level of activities as the Company continues to seek a joint venture partner for the development of Farim. In particular, management fees have decreased by $14,000 from $60,000 to $46,000 as a result of a decrease in management fees to a management services company owned by a director of the Company. In addition, consulting and professional fees have decreased by $11,000 and $9,000, respectively. Travel expenses decreased by $11,000.

The operating losses are a reflection of the Company's status as non-revenue producing mineral company. As the Company has no main sources of income, losses are expected to continue.

Liquidity and Capital Resources

At March 31, 2003, the Company had a working capital deficiency of $404,000. Subsequent to March 31, 2003, the Company completed a private placement of 1,030,000 units of the Company at a price of $0.40 per unit for gross process of $412,000. Each unit comprises one common share and one share purchase warrant. Each warrant shall be exercisable into one common share of the Company over a period of two years at a price of $0.40 the first year and $0.50 the second year.

Expenditures incurred on the Farim project in Guinea-Bissau during the three months ended March 31, 2003 were $31,000. Farim project expenditures were mainly related to care, maintenance and consulting costs. In addition, included in the Farim project expenditures were $4,000 of stock-based compensation expenses in respect of stock options granted to a consultant of the Company.

CHAMPION RESOURCES INC.
INTERIM CONSOLIDATED BALANCE SHEET
(in Canadian Dollars)

	March 31, 2003 (Unaudited)	December 31, 2002 (Audited)
ASSETS		
Current assets		
Cash	$ 18,961	$ 73,346
Accounts receivable	4,717	4,623
Prepaid expenses	-	6,375
	23,678	84,344
Investment	30,000	30,000
Loan receivable	90,000	90,000
Mineral properties and related expenditures	6,942,792	6,911,581
Capital assets, net	12,056	12,056
	$ 7,098,526	$ 7,127,981
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 319,192	$ 339,975
Due to related parties	108,496	76,982
	427,688	416,957
SHAREHOLDERS' EQUITY		
Share capital (Note 3)		
Authorized -		
100,000,000 common shares without par value		
Issued and outstanding -		
5,362,894 common shares	16,913,801	16,913,801
Contributed surplus - stock options	14,933	10,890
Deficit	(10,257,896)	(10,213,667)
	6,670,838	6,711,024
	$ 7,098,526	$ 7,127,981

Approved by the Board:


Director


Director

CHAMPION RESOURCES INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(in Canadian Dollars)
(Unaudited)

	Three months ended March 31, 2003	Three months ended March 31, 2002
Expenses		
Consulting	$ 325	$ 11,508
Interest and bank charges	239	5,188
Management fees	46,132	60,000
Office and general	6,694	7,668
Professional fees	4,256	12,694
Promotion and public relations	441	1,829
Stock exchange and filing fees	4,712	7,556
Transfer agent and shareholder information	1,608	8,498
Travel	2,159	13,157
	66,566	128,098
Other (income) expenses		
Interest income	(321)	(30)
Foreign exchange (gain) loss	(22,016)	805
	(22,337)	775
Loss for the period	44,229	128,873
Deficit, beginning of the period	10,213,667	9,257,723
Deficit, end of the period	$ 10,257,896	$ 9,386,596
Basic and diluted loss per common share	$ 0.01	$ 0.04
Weighted average number of shares outstanding	5,362,894	3,675,394

CHAMPION RESOURCES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in Canadian Dollars)
(Unaudited)

	Three months ended March 31, 2003	Three months ended March 31, 2002
Cash flows (for) operating activities		
Loss for the period	$ (44,229)	$ (128,873)
Net changes in non-cash working capital items		
Accounts receivable and other current assets	6,281	397
Accounts payable and accrued liabilities	(20,783)	(1,158)
Due to related party	31,514	202,297
	(27,217)	72,663
Cash flows (for) investing activities		
Mineral properties and related expenditures	(27,168)	(87,591)
Cash flows from financing activities		
Common shares issued	-	224,000
(Decrease) increase in cash	(54,385)	209,072
Cash, beginning of period	73,346	89,041
Cash, end of period	$ 18,961	$ 298,113

CHAMPION RESOURCES INC.
INTERIM CONSOLIDATED SCHEDULES OF MINERAL PROPERTIES AND RELATED EXPENDITURES
(in Canadian Dollars)
(Unaudited)

	Three months ended March 31, 2003	Three months ended March 31, 2002
Farim Project, Guinea Bissau (West Africa)		
Acquisition, leases and taxes	$ -	$ 40,024
Geological	7,482	-
Office and administration	1,012	9,288
Offshore management and contractors	12,688	18,780
Stock based compensation expense	4,043	-
Transportation and travel	5,986	11,110
Incurred during the period	31,211	79,202
Balance - beginning of period	6,739,417	6,597,596
Balance - end of period	6,770,628	6,676,798
Guinea Bissau Reconnaissance (West Africa)		
General reconnaissance		
Balance - beginning of period	-	561,758
Write-off of mineral property interests	-	-
Balance - end of period	-	561,758
Diamond reconnaissance		
Geological	-	7,378
Maps	-	1,011
Incurred during the period	-	8,389
Balance - beginning of period	172,164	162,768
Balance - end of period	172,164	171,157
Total	$ 6,942,792	$ 7,409,713

CHAMPION RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2003
(Unaudited)

1. Basis of Presentation

The unaudited interim consolidated financial statements of Champion Resources Inc. (the "Company") are prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies and methods of application as those disclosed in Note 2 to the Company's consolidated financial statements for the year ended December 31, 2002.

These interim consolidated financial statements do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the consolidated financial statements included in the Company's 2002 Annual Report.

2. Subsequent Event

Subsequent to March 31, 2003, the Company completed a private placement of 1,030,000 units of the Company at a price of $0.40 per unit for gross process of $412,000. Each unit comprises one common share and one share purchase warrant. Each warrant shall be exercisable into one common share of the Company over a period of two years at a price of $0.40 the first year and $0.50 the second year.

CHAMPION RESOURCES INC.
SUPPLEMENTARY INFORMATION
TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2003
(In Canadian Dollars)
(Unaudited)

1. FOR THE CURRENT FISCAL YEAR-TO-DATE

(a) MINING PROPERTIES AND RELATED EXPENDITURES

Reference is made to the unaudited interim consolidated schedule of mineral properties and related expenditures of the accompanying financial statements.

(b) GENERAL AND ADMINISTRATIVE EXPENSES

Reference is made to the unaudited interim consolidated statements of loss and deficit of the accompanying financial statements. Management fees are comprised of the following:

Namdo Management Services Ltd.	$ 30,000
456658 B.C. Ltd. (Note 2 below)	15,000
Other	1,132
	$ 46,132

2. RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2003, the Company incurred $15,000 for management services provided by a company related to the President of the Company.

3. FOR THE QUARTER ENDED MARCH 31, 2003

(a) No securities were issued.

(b) On March 8, 2003, the Company granted 20,000 incentive stock options, at an exercise price of $0.47 per share, to Arthur Roth which expire on March 9, 2005.

4. AT MARCH 31, 2003

(a) The authorized share capital consists of 100,000,000 common shares without par value, of which 5,362,894 were issued and outstanding.

(b) The Company has a stock option plan in which 525,000 common shares have been made available for the Company to grant incentive stock options to certain directors, officers, employees and consultants of the Company. In accordance with the policies of the TSX Venture Exchange, option exercise prices, when granted, reflect current trading values of the Company's shares and all options are subject to a four-month "hold" period from the date of grant. Options granted vest immediately and expire either three or two years from the date of grant. The number of shares which may be issuable under the plan within a one-year period may not exceed 20% of the outstanding shares and no optionee shall be entitled to a grant of more than 5% of the Company's outstanding issue.

Incentive stock options outstanding at March 31, 2003 are as follows:

Options	Number of shares	Weighted-average exercise price
Outstanding at December 31, 2002	266,000	$0.45
Granted	20,000	$0.47
Cancelled/Expired	(1,000)	$0.45
Outstanding at March 31, 2003	285,000	$0.46

The options outstanding have an exercise price of $0.45 and $0.47 per share and expire on May 15, 2005 and March 9, 2005.

(c) As at March 31, 2003, the following non-transferable share purchase warrants were outstanding:

Number of Warrants	Common Share Entitlement	Exercise Price	Expiry Date
1,687,500	1,687,500	$0.40	April 1, 2003
		$0.50	April 1, 2004
1,687,500	1,687,500		

5. LIST OF DIRECTORS AND OFFICERS AT MARCH 31, 2003:

(a) Directors:

Adolf H. Lundin
C. Ashley Heppenstall
Michael D. McInnis
Paul Conibear
Richard Clark
Richard J. Bailes

(b) Officers:

Adolf H. Lundin, Chairman
Rick Clark, President
Paul Conibear, Vice President – Operations
Sandy Kansky, Corporate Secretary
Wanda Lee, Controller/Treasurer

CHAMPION RESOURCES INC.

Second Quarter Report

June 30, 2003

CHAMPION RESOURCES INC.
QUARTERLY REVIEW and
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND OPERATING RESULTS
SIX MONTHS ENDED JUNE 30, 2003
(In Canadian Dollars)

QUARTERLY REVIEW

Farim Phosphate Deposit

In July 2003, Champion Resources entered into a letter agreement with Geyser Ltd. for the sale of Champion Industrial Minerals Inc. ("CIM") for a cash payment of CDN$10,550,000. CIM, a subsidiary of Champion, owns the Farim Phosphate Project located in Guinea Bissau. Geyser, a company based in Dubai, U.A.E. has performed extensive due diligence in respect of CIM and the Farim Project, including site visits. Geyser has made a down-payment against the purchase price. The transaction, which represents the sale of substantially all of the assets of the Company is subject to shareholder and regulatory approvals and is scheduled to close on September 9, 2003. An extraordinary meeting of shareholders of the Company has been scheduled for August 25, 2003.

Over the past few years Champion has worked to prove the economic viability of Farim as a mine. The sale agreement with Geyser validates management's belief in the potential of Farim and accomplishes the objective of adding value to the Company's investment.

The sale of the Farim Project will enable the Company to focus on new opportunities within the natural resource sector to further enhance shareholder value.

Corporate

Investor relations activities are carried out by Company personnel and include the design and maintenance of the company's website, investor information packages, as well as corporate presentations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

The following discussion and analysis of the financial condition and results of operations for Champion Resources Inc. should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2003 and related notes thereto.

General

Champion Resources Inc. (the "Company") together with its subsidiaries, is a mineral resource corporation engaged in exploring, acquiring and developing mineral properties. The Company, through its subsidiary Champion Industrial Minerals Inc ("CIM"), holds a 100% interest in the Farim Phosphate Project ("Farim") located in Guinea-Bissau, West Africa. In July 2003, the Company entered into a letter agreement with Geyser Ltd. for the sale of CIM for a cash payment of $10,550,000. This transaction is subject to shareholder and regulatory approvals and is scheduled to close on September 9, 2003.

Results of Operations

The Company's loss for the second quarter and the six months ended June 30, 2003 was $71,000 and $116,000 respectively, as compared to a loss of $81,000 and $210,000 for the second quarter and six-month period of 2002. This decrease in losses for both the second quarter and six months of 2003 as compared to year 2002 is primarily due to a decrease in general and administrative expenses.

General and administrative expenses for the second quarter and six-month period of year 2003 were $73,000 and $140,000 respectively. This represented a decrease of $23,000 and $84,000 compared to $96,000 and $224,000 for the same comparable periods of 2002. This decrease is mainly due to a decrease in level of activities while the Company sought a partner for the development of Farim. In particular, management fees have decreased by $15,000 for the second quarter and $29,000 for the first six months of 2003 from 2002 as a result of a decrease in management fees to a management services company owned by a director of the Company.

The operating losses are a reflection of the Company's status as non-revenue producing mineral company. As the Company has no main sources of income, losses are expected to continue.

Liquidity and Capital Resources

At June 30, 2003, the Company had a working capital deficiency of $5,000. During the period ended June 30, 2003, the Company completed a private placement of 1,030,000 units of the Company at a price of $0.40 per unit for gross process of $412,000. Each unit comprises one common share and one share purchase warrant. Each warrant shall be exercisable into one common share of the Company over a period of two years at a price of $0.40 during the first year and $0.50 during the second year.

Expenditures incurred on the Farim project in Guinea-Bissau during the six months ended June 30, 2003 were $89,000 before costs recovery of $131,000. Farim project expenditures were mainly related to care, maintenance and consulting costs. In addition, included in the Farim project expenditures was $4,000 of stock-based compensation expenses in respect of stock options granted to a consultant of the Company. Costs recovery related to the settlement and reversal of certain accrued payables.

CHAMPION RESOURCES INC.
INTERIM CONSOLIDATED BALANCE SHEET
(in Canadian Dollars)

	June 30, 2003 (Unaudited)	December 31, 2002 (Audited)
ASSETS		
Current assets		
Cash	$ 148,699	$ 73,346
Accounts receivable	4,915	4,623
Prepaid expenses	18,993	6,375
	172,607	84,344
Investment	30,000	30,000
Loan receivable (Note 2)	90,000	90,000
Mineral properties and related expenditures	6,869,785	6,911,581
Capital assets, net	12,056	12,056
	$ 7,174,448	$ 7,127,981
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 152,223	$ 339,975
Due to related parties	15,673	76,982
	167,896	416,957
SHAREHOLDERS' EQUITY		
Share capital (Note 3)		
Authorized -		
100,000,000 common shares without par value		
Issued and outstanding -		
6,392,894 (2002 - 5,362,894) common shares	17,320,801	16,913,801
Contributed surplus - stock options	14,933	10,890
Deficit	(10,329,182)	(10,213,667)
	7,006,552	6,711,024
	$ 7,174,448	$ 7,127,981

Approved by the Board:



Director



Director

CHAMPION RESOURCES INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(in Canadian Dollars)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2003	**2002**	**2003**	**2002**
Expenses				
Consulting	$ 195	$ 780	$ 520	$ 12,288
Interest and bank charges	216	4,847	455	10,035
Management fees	44,958	60,000	91,090	120,000
Office and general	2,233	5,673	8,927	13,341
Professional fees	4,528	4,135	8,784	16,829
Promotion and public relations	983	2,458	1,424	4,287
Stock exchange and filing fees	7,055	6,298	11,767	13,854
Transfer agent and shareholder information	10,896	6,253	12,504	14,751
Travel	2,215	5,649	4,374	18,806
	73,279	96,093	139,845	224,191
Other (income) expense				
Interest income	(617)	(903)	(938)	(933)
Foreign exchange gain	(12,577)	(13,983)	(34,593)	(13,178)
Sale of Farim	11,201	-	11,201	-
	(1,993)	(14,886)	(24,330)	(14,111)
Loss for the period	71,286	81,207	115,515	210,080
Deficit, beginning of the period	10,257,896	9,386,596	10,213,667	9,257,723
Deficit, end of the period	$ 10,329,182	$ 9,467,803	$ 10,329,182	$ 9,467,803
Basic and diluted loss per common share	$ 0.01	$ 0.02	$ 0.02	$ 0.05
Weighted average number of shares outstanding	5,706,227	4,237,894	5,534,561	4,547,144

CHAMPION RESOURCES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in Canadian Dollars)
(Unaudited)

	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Cash flows (used in) operating activities				
Loss for the period	$ (71,286)	$ (81,207)	$ (115,515)	$ (210,080)
Net changes in non-cash working capital items				
Accounts receivable and other current assets	(19,191)	5,444	(12,910)	5,841
Accounts payable and accrued liabilities	(35,906)	(47,868)	(56,689)	(49,026)
Due to related party	(92,823)	(418,169)	(61,309)	(215,872)
	(219,206)	(541,800)	(246,423)	(469,137)
Cash flows (used in) investing activities				
Mineral properties and related expenditures	(58,056)	(15,352)	(85,224)	(102,943)
Cash flows from financing activities				
Common shares issued, net	407,000	451,000	407,000	675,000
Increase (decrease) in cash	129,738	(106,152)	75,353	102,920
Cash, beginning of period	18,961	298,113	73,346	89,041
Cash, end of period	$ 148,699	$ 191,961	$ 148,699	$ 191,961
Supplementary information regarding non-cash transactions				
Investing and financing activities				
Mineral property expenditures recovery on settlement of accounts payable	$ 131,063	$ -	$ 131,063	$ -
Mineral property expenditures by way of stock options	$ -	$ 5,800	$ 4,043	$ 5,800

CHAMPION RESOURCES INC.
INTERIM CONSOLIDATED SCHEDULES OF MINERAL PROPERTIES AND RELATED EXPENDITURES
(in Canadian Dollars)
(Unaudited)

	Six months ended June 30, 2003	Six months ended June 30, 2002
Farim Project, Guinea Bissau (West Africa)		
Acquisition, leases and taxes	$ 43,267	$ 39,520
Geological	10,841	-
Office and administration	2,653	9,171
Offshore management and contractors	23,955	30,738
Stock based compensation expense	4,043	5,800
Transportation and travel	4,508	14,118
Incurred during the period	89,267	99,347
Costs recovery	(131,063)	-
	(41,796)	99,347
Balance - beginning of period	6,739,417	6,597,596
Balance - end of period	6,697,621	6,696,943
Guinea Bissau Reconnaissance (West Africa)		
General reconnaissance		
Beginning and end of period	-	561,758
Diamond reconnaissance		
Geological	-	8,385
Maps	-	1,011
Incurred during the period	-	9,396
Balance - beginning of period	172,164	162,768
Balance - end of period	172,164	172,164
Total	$ 6,869,785	$ 7,430,865

CHAMPION RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2003
(Unaudited)

1. Basis of Presentation

The unaudited interim consolidated financial statements of Champion Resources Inc. (the "Company") are prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies and methods of application as those disclosed in Note 2 to the Company's consolidated financial statements for the year ended December 31, 2002.

These interim consolidated financial statements do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the consolidated financial statements included in the Company's 2002 Annual Report.

2. Loan Receivable

The Company has two non-interest bearing loan payments due from TNR Resources Ltd. ("TNR") with respect to a joint venture interest on certain claims located in Northwest Guyana. The payments were due on July 1, 2003 and July 1, 2004 in the amounts of $40,000 and $50,000 respectively. TNR has the right to elect to pay each loan payment in cash or to issue shares in the capital stock of TNR at market price less 25%. The payment due on July 1, 2003 was not made and the Company has since requested that all monies loaned to TNR be repaid.

3. Share Capital

The authorized and issued share capital is as follows:

Authorized:

100,000,000 common shares without par value

	Number of Shares	Amount
Shares Issued and Outstanding:		
Balance, December 31, 2002	5,362,894	$ 16,913,801
Private placement, net	1,030,000	407,000
Balance, June 30, 2003	6,392,894	$ 17,320,801

4. Subsequent Event

In July 2003, the Company entered into a letter agreement with Geyser Ltd., a company based in Dubai, U.A.E. for the sale of Champion Industrial Minerals Inc ("CIM") for a cash payment of $10,550,000. CIM, a subsidiary of the Company, holds the interest in the Farim Phosphate Project. This transaction is subject to shareholder and regulatory approvals and is scheduled to close on September 9, 2003. On August 25, 2003, Company shareholders approved the transaction.

CHAMPION RESOURCES INC.
SUPPLEMENTARY INFORMATION
TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2003
(In Canadian Dollars)
(Unaudited)

1. FOR THE CURRENT FISCAL YEAR-TO-DATE

(a) MINING PROPERTIES AND RELATED EXPENDITURES

Reference is made to the unaudited interim consolidated schedule of mineral properties and related expenditures of the accompanying financial statements.

(b) GENERAL AND ADMINISTRATIVE EXPENSES

Reference is made to the unaudited interim consolidated statements of loss and deficit of the accompanying financial statements. Management fees are comprised of the following:

Namdo Management Services Ltd.	$ 60,000
456658 B.C. Ltd. (Note 2 below)	30,000
Other	1,090
	$ 91,090

2. RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2003, the Company incurred $30,000 for management services provided by a company related to the President of the Company.

3. FOR THE QUARTER ENDED JUNE 30, 2003

(a) On May 9, 2003, the Company issued 1,030,000 shares, at a price of $0.40 per share, for gross proceeds of $412,000 pursuant to the completion of a private placement.

(b) No incentive stock options were granted during the quarter ended June 30, 2003.

4. AT JUNE 30, 2003

(a) The authorized share capital consists of 100,000,000 common shares without par value, of which 6,392,894 were issued and outstanding.

(b) The Company has a stock option plan (the "Plan") in which 600,000 common shares have been made available for the Company to grant incentive stock options to certain directors, officers, employees and consultants of the Company. The number of common shares reserved under the Plan was based on 10% of the currently issued and outstanding share capital of the Company. The term of any option granted under the Plan will be fixed by the Board of Directors and may not exceed 10 years from the date of grant. No optionee shall be entitled to a grant of more than 5% of the Company's outstanding issued shares.

Incentive stock options outstanding at June 30, 2003 are as follows:

Options	Number of Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2002	266,000	$0.45
Granted	20,000	$0.47
Cancelled/Expired	(1,000)	$0.45
Outstanding at June 30, 2003	285,000	$0.46

The options outstanding have an exercise price of $0.45 and $0.47 per share and expire on May 15, 2005 and March 9, 2005.

The fair value of options granted during the six months ended June 30, 2003 have been estimated using an option-pricing model with the following weighted average assumptions:

(i) Average risk-free interest rate: 3.57%
(ii) Expected life: 2 years
(iii) Expected volatility: 76%
(iv) Expected dividends: Nil

A $4,043 value has been reflected in these financial statements under shareholder's equity in respect of the 20,000 option granted to non-employees during the six months ended June 30, 2003.

(c) As at June 30, 2003, the following non-transferable share purchase warrants were outstanding:

Number of Warrants	Common Share Entitlement	Exercise Price	Expiry Date
1,687,500	1,687,500	$0.40	April 1, 2003
		$0.50	April 1, 2004
1,030,000	1,030,000	$0.40	May 8, 2004
		$0.50	May 8, 2005
2,717,500	2,717,500		

5. LIST OF DIRECTORS AND OFFICERS AT JUNE 30, 2003:

(a) Directors:

Lukas H. Lundin
C. Ashley Heppenstall
Michael D. McInnis
Paul Conibear
Richard Clark
Richard J. Bailes

(b) Officers:

Rick Clark, President
Paul Conibear, Vice President – Operations
Wanda Lee, Controller/Treasurer
Sandy Kansky, Corporate Secretary


CHAMPION
RESOURCES INC.


SEC MAIL PROCESSING
RECEIVED
NOV 19 2003
WASH. DC 155 SECTION

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "Meeting") of the members (the "shareholders") of **CHAMPION RESOURCES INC.** (the "Company") will be held at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, on Monday, August 25, 2003, at the hour of 10:00 a.m., Vancouver time, for the following purposes:

1. *to consider and, if deemed advisable, to pass a special resolution, the full text of which is set out in the* accompanying Information Circular, authorizing the sale, by way of the sale of a subsidiary of the Company, of a 100% interest in the Farim Phosphate Project located in Guinea Bissau, effectively giving rise to the sale of all or substantially all of the assets of the Company; and

2. to transact such further or other business as may properly come before the Meeting and any adjournments thereof.

Accompanying this Notice of Meeting are (i) an Information Circular (the "Circular"); and (ii) a form of Proxy and notes thereto.

If you are a *registered shareholder* of the Company and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of Proxy either in the addressed envelope enclosed to Proxy Department, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax to 1-866-249-7775. Proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

If you are a *non-registered shareholder* of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. **If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting, either in person or by proxy.**

If you have any questions about the procedures to be followed to qualify to vote at the Meeting or about obtaining, completing and depositing the required form of Proxy, you should contact Computershare Trust Company of Canada by telephone (toll free) at 1-800-663-9097 or by e-mail at caregistryinfo@computershare.com.

TAKE NOTICE THAT pursuant to the *Company Act* (British Columbia) registered shareholders may, until the close of business on August 22, 2003, give to the Company a notice of dissent by registered mail addressed to the Company at its registered office at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box. 49314, Vancouver, British Columbia, V7X 1L3 with respect to the sale by the Company of the Farim Phosphate Project. As a result of giving a notice of dissent, a registered shareholder may, upon receiving a notice of intention to act under section 207 of the *Company Act* (British Columbia) with respect to the sale of the Farim Phosphate Project, require the Company to purchase all common shares in respect of which notice of dissent was given. This right is described in detail in the accompanying Information Circular. **Non-registered shareholders who wish to dissent should be aware that only a registered shareholder is entitled to dissent.**

This Notice of Meeting, Information Circular and the form of Proxy and notes thereto are first being sent to shareholders on or about July 28, 2003.

BY ORDER OF THE BOARD

(Signed) Richard P. Clark,
President and CEO

July 25, 2003
Vancouver, British Columbia


CHAMPION
RESOURCES INC.

INFORMATION CIRCULAR

(As at June 30, 2003, except as indicated)

This Information Circular is furnished in connection with the solicitation by the management of CHAMPION RESOURCES INC. (the "Company") of proxies to be voted at the extraordinary meeting of the members (the "shareholders") of the Company to be held on Monday, August 25, 2003 at the hour of 10:00 a.m., Vancouver time, and any adjournments thereof (the "Meeting"). Management's solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company or by the Company's Registrar and Transfer Agent. The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid. All costs of solicitation will be borne by the Company.

Unless the context otherwise requires, references herein to the "Company" mean the Company and its subsidiaries. The principal executive office of the Company at the Meeting date will be located at Suite 2101-885 West Georgia Street, Vancouver, B.C., Canada, V6C 3E8. The Company's telephone number is (604) 689-7842 and the facsimile number is (604) 684-0147. The registered and records office of the Company is located at Suite 2600, 595 Burrard Street, Vancouver, B.C., Canada, V7X 1L3.

Unless otherwise indicated, all currency amounts stated in this Information Circular are stated in Canadian dollars.

APPOINTMENT OF PROXYHOLDER

The persons named in the enclosed form of proxy for the Meeting are directors or officers of the Company, or both (the "Management Proxyholders").

A shareholder has the right to appoint a person other than one of the Management Proxyholders, who need not be a shareholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting that other person's name in the blank space provided. If a shareholder appoints one of the Management Proxyholders as a nominee and does not direct the said nominee to vote either for or against or withhold from voting on a matter or matters with respect to which an opportunity to specify how the shares registered in the name of such shareholder shall be voted, the Management Proxyholder shall vote the proxy FOR such matter or matters. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by such proxy will be voted accordingly. **If no choice is specified, the person designated in the accompanying form of proxy will vote FOR all matters proposed by management at the Meeting.**

EXERCISE OF DISCRETION

The enclosed form of proxy, when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder with respect to amendments or variations to matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the person designated in the accompanying form of proxy to vote in accordance with their best judgment on such matters of business. As of the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

INFORMATION FOR NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Some shareholders of the Corporation are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Trust Company of Canada** as provided below; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company,** will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

COMPLETION AND RETURN OF PROXY

The instrument appointing a proxyholder must be signed in writing by the shareholder, or such shareholder's attorney authorized in writing. If the shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for holding the Meeting or any adjournments thereof, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXY

A registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

The Company is authorized to issue 100,000,000 common shares without par value (the "Common Shares") of which 6,460,394 fully paid and non-assessable Common Shares are issued and outstanding. The holders of Common Shares are entitled to one vote for each Common Share held. The Company has no other classes of voting shares.

Any holder of Common Shares of record at the close of business on Friday, July 18, 2003 will be entitled to receive notice of the Meeting and any such shareholder who either personally attends the Meeting or has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his or her Common Shares voted at the Meeting. The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his or her entitlement to vote at the Meeting.

Principal Holders of Voting Securities

To the knowledge of the directors and senior officers of the Company, the following table sets forth the only person who, beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Common Shares of the Company:

Name and Address	Number of Shares Owned or Controlled	Percentage of Outstanding Shares
Lundin, Adolf H., Geneva, Switzerland	1,005,000	16%

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of each of the individuals who were, as at December 31, 2002 the Chief Executive Officer and the other four most highly compensated executive officers of the Company whose individual total compensation for the most recently completed financial year exceeds $100,000 (collectively "the Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year:

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted(1) (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Richard P. Clark, President /CEO(2)	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	60,000 70,000 45,000	50,000 Nil 40,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael D. McInnis, Former, President /CEO(3)	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	12,025 23,914 106,200	10,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

NOTES TO SUMMARY COMPENSATION TABLE

(1) The number of securities under option are expressed on a post-consolidated basis after giving effect to the consolidation of the Company's share capital on ten for one basis on January 25, 2002.

(2) Mr. Richard P. Clark was appointed President and CEO of the Company effective June 21, 2000. During the period August 15, 2000 to February 28, 2001, the Company paid 456658 BC Ltd. the sum of $10,000 per month for providing the services of Mr. Clark to the Company. Effective March 1, 2001, this amount was reduced to $5,000 per month. 456658 BC Ltd. is a private company owned by Catherine Clark, the spouse of Mr. Clark.

(3) Mr. Michael D. McInnis resigned as President/CEO of the Company effective June 21, 2000. During the period January 1 to August 14, 2000, Mr. McInnis was remunerated at the rate of $55/hour. During the period August 15, 2000 to February 28, 2001, Mr. McInnis was remunerated at the rate of $8,000 per month. Since March 1, 2001, Mr. McInnis has been remunerated at the rate of $65/hour.

Long Term Incentive Plan Awards (LTIP)

The Company does not have a LTIP pursuant to which cash or non-cash compensation is intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities).

Option Grants During The Most Recently Completed Financial Year

The Named Executive Officers are eligible to participate in the Company's 2003 Stock Option Plan. The 2003 Stock Option Plan enables the Company to provide incentive stock options to eligible directors, senior officers, employees and consultants of the Company and its subsidiaries. The maximum number of shares for which options may be granted under the Stock Option Plan is fixed, subject to certain adjustments. The option price is to be established at the time of the grant, but cannot be less than the closing price of the Company's common shares as traded on the TSX Venture Exchange (the "Exchange") on the trading day immediately prior to the date of the grant. Each option is exercisable in such manner as may be determined by the Board of Directors at the time of grant and options will be for terms not exceeding ten years. Under the 2003 Stock Option Plan, the Company does not provide any financial assistance to participants in order to facilitate the purchase of common shares thereunder.

The following table sets forth the details of stock options granted under the 2003 Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers.

Name	Securities Under Options/SARs Granted① (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price② ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Richard P. Clark, President/CEO	50,000	18.8%	$0.45	$0.44	May 15, 2005
Michael D. McInnis, (former President/CEO)	10,000	3.75%	$0.45	$0.44	May 15, 2005

①These options became fully exercisable on the date of grant, subject to regulatory approval, which was subsequently obtained. In addition, disinterested shareholder approval to these options was received at the Company's annual meeting held on June 20, 2002.

②The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the market price of the common shares of the Company as traded on the TSX Venture Exchange on the day prior to the date of grant. The Company's practice is to price all incentive options at market or above, without discount.

Option & SAR Repricings(Cancellations)

During 2002, no incentive options granted to the Named Executive Officers were repriced; however, previously granted incentive stock options were cancelled and replacement grants were made during the recently completed financial year to the Named Executive Officers. The following table sets forth details of the incentive stock options, which have been cancelled.

Name	Date of Repricing or Amendment	Securities Under Options/SARs Repriced or Amended (#)	Market Price of Securities at Time of Repricing or Amendment ($/Security)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price	Length of Original Option Term Remaining at Date of Repricing or Amendment
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Richard P. Clark,	May 16/02	10,000	$0.44	$2.50	$0.45	35 months
President/CEO	May 16/02	30,000	$0.44	$2.50	$0.45	39 months
Michael D. McInnis,	May 16/02	40,000	$0.44	$2.50	$0.45	21 months
Former, President/CEO	May 16/02	5,000	$0.44	$2.50	$0.45	26 months

For details of the replacement options granted to the Named Executive Officers see the heading "Option Grants During The Most Recently Completed Financial Year" above.

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values

During 2002, none of the options granted to Named Executive Officers were exercised. The financial year-end value of unexercised options on an aggregated (post-consolidated [1]) basis is as follows:

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)(1)		Value of Unexercised In-The-Money Options at Fiscal Year-End ($)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard P. Clark, President/CEO	Nil	Nil	50,000	Nil	Nil	Nil
Michael D. McInnis, former, President/CEO	Nil	Nil	10,000	Nil	Nil	Nil

(1) During 2002, the common shares of the Company were consolidated on a ten for one basis. The information above is presented after giving effect to the consolidation.

(2) Based on the difference between $0.37, being the closing trading price of the Company's common shares on the TSX Venture Exchange on December 31, 2002, and the exercise price of the related options, i.e. $0.45. All of the unexercised options held by the Named Executive Officers were out-of-the-money as at December 31, 2002.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries have not entered into any employment contracts directly with the Named Executive Officers. Effective August 15, 2000 the Company entered into an arrangement with 456658 BC Ltd. pursuant to which 456658 BC Ltd. agreed to provide the services of Mr. Clark to the Company at the rate of $10,000 per month. This arrangement was amended effective March 1, 2001 to reduce the monthly rate to $5,000. 456658 BC Ltd. is a private company owned by Catherine Clark, the spouse of Mr. Richard P. Clark.

The Company and its subsidiaries have not entered into any compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers during the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

COMPENSATION OF DIRECTORS

Standard Compensation Arrangements

There are no standard arrangements in place pursuant to which directors are compensated by the Company for their services in their capacity as directors, nor are any amounts paid to directors for committee participation or special assignments. All expenses incurred by directors in respect of their duties are reimbursed by the Company.

Other Arrangements

None of the directors of the Company were compensated in their capacity as director by the Company during the most recently completed financial year pursuant to any other arrangement or in lieu of any standard arrangement.

Compensation for Services

Mr. Paul K. Conibear, a director of the Company, also currently acts as a director and officer of another publicly traded company. Since 2000, the Company has contracted with that company for professional services provided to the Company by Mr. Conibear at a rate of $100 per hour. As at December 31, 2002 the Company paid or accrued an amount of $9,315 for these services.

During the financial year ended December 31, 2002, the Company paid or accrued an aggregate amount of $6,565 to a director of the Company for geological consulting services provided to the Company. No other director was compensated either directly or indirectly by the Company and its subsidiaries during the Company's most recently completed financial year for services as consultants or experts.

Other Compensation

To encourage directors to align their interests with shareholders, directors are granted incentive stock options pursuant to the Company's 2003 Stock Option Plan, from time to time. None of the stock options granted to the directors under the 2003 Stock Option Plan have been exercised to date.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the directors of the company (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)①	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)②	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Richard J. Bailes Director	10,000 30,000	3.75% 11.3%	$0.45 $0.45	$0.44 $0.26	May 16, 2002 Dec 12, 2002	May 15, 2005 Dec 11, 2005
C. Ashley Heppenstall, Director	10,000	3.75%	$0.45	$0.44	May 16, 2002	May 15, 2005
Paul K. Conibear Director	40,000	15.0%	$0.45	$0.44	May 16, 2002	May 15, 2005
Adolf H. Lundin Chairman and Director	40,000	15.0%	$0.45	$0.44	May 16, 2002	May 15, 2005

Notes:
①The options are fully exercisable on the date of grant.
②The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the market price of the common shares of the Company as traded on the TSX Venture Exchange on the day prior to the date of grant. The Company's practice is to price all incentive options at market or above, without discount.

During 2002, no incentive options granted to directors of the Company were repriced; however, previously granted incentive stock options were cancelled and replacement grants were made during the recently completed financial year to certain directors of the Company (excluding the Named Executive Officers). The following table sets forth details of the incentive stock options, which have been cancelled.

Name	Date of Repricing or Amendment	Securities Under Options/SARs Repriced or Amended (#)	Market Price of Securities at Time of Repricing or Amendment ($/Security)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price	Length of Original Option Term Remaining at Date of Repricing or Amendment
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Richard J. Bailes	May 16/02	16,000 10,000 10,000	$0.44 $0.44 $0.44	$2.50 $2.50 $2.50	$0.45 $0.45 $0.45	21 months 22 months 31 months
Paul K. Conibear	May 16/02	10,000 20,000	$0.44 $0.44	$2.50 $2.50	$0.45 $0.45	24 months 39 months
Adolf H. Lundin	May 16/02	10,000 30,000	$0.44 $0.44	$2.50 $2.50	$0.45 $0.45	35 months 39 months

For details of the replacement options granted to directors see the first table under the heading "Other Compensation" above.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There was no indebtedness of any director, executive officer, senior officer, or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company or associate or affiliate of an insider of the Company has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

Insiders of the Company participated in the private placement of 1,687,500 units at a price of $0.40 per unit, on a post-consolidated basis, during the 2002 financial year. Each unit consisted of one share and one non-transferable share purchase warrant; each warrant entitling the holder to purchase one additional share in the capital stock of the Company for a period of two years at a price of $0.40 per share during the first year and at a price of $0.50 per share during the second year. Insiders purchased in the aggregate 677,500 post-consolidated units.

Since January 1, 2003, insiders of the Company also participated in a further private placement of 1,030,000 units at a price of $0.40 per unit. Each unit consisted of one share and one non-transferable share purchase warrant; each warrant entitling the holder to purchase one additional share in the capital stock of the Company for a period of two years at a price of $0.40 during the first year and $0.50 during the second year. Insiders purchased in the aggregate 165,000 units.

During 2002, advances totalling $275,000 received by the Company from Mr. A.H. Lundin, past Chairman of the Company, were repaid.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

Sale of Assets

At the Meeting, Shareholders of the Company will be asked to consider and, if thought fit, to pass a special resolution authorizing the sale, by way of the sale of its indirect wholly owned subsidiary, Champion Industrial Minerals Inc. ("CIM"), of a 100% interest in the Farim phosphate deposit located in Guinea Bissau (the "Farim Project"), which represents substantially all of the assets of the Company, to Geyser Ltd. ("Geyser") of Dubai, United Arab Emirates, for aggregate cash proceeds of CDN$10,550,000.

Summary of Agreement Terms

On June 27, 2003, the Company received an unsolicited, arm's-length offer from Geyser to purchase the Farim Project (the "Offer"). Pursuant to the Offer, the Company together with its wholly-owned direct subsidiary, Champion Resources (Barbados) Inc. ("ChaBarb"), have agreed to sell to Geyser and Geyser has agreed to purchase all of the outstanding shares of CIM, which holds title to the four (4) mining leases comprising the Farim Project. In consideration for the sale of the shares of CIM, Geyser has agreed to pay ChaBarb the sum of CDN$10,550,000 (the "Proposed Transaction").

By letter agreement dated June 27, 2003 between the Company, ChaBarb, CIM and Geyser (the "Letter Agreement") the Offer was accepted by the Company, subject to standard commercial conditions to closing and regulatory and shareholder approval being obtained. Pursuant to the Letter Agreement, CIM will have no assets, other than the Farim Project, or liabilities at the closing of the Proposed Transaction. Trade payables of CIM that arise prior to closing, which are estimated not to exceed US$50,000, will be paid by the Company or ChaBarb, as the case may be. The Letter Agreement will terminate, despite shareholder approval of the special resolution, on September 9, 2003 unless the Proposed Transaction has closed by that date.

Pursuant to the Letter Agreement, Geyser has paid to the Company a deposit in the amount of CDN$249,975 which amount will be returned to Geyser in the event shareholder approval is not obtained at the Meeting. If the Proposed Transaction is completed the deposit will be applied against the purchase price.

The Company anticipates that the Proposed Transaction will be effected pursuant to a formal Share Purchase Agreement between the Company, ChaBarb, CIM and Geyser which will contain substantially the same terms and conditions as those in the Letter Agreement. Once the formal Share Purchase Agreement is entered into it will supercede and replace the Letter Agreement.

If the Proposed Transaction is completed, the Company has agreed to pay a CDN$150,000 finder's fee to Moore Stephens, a corporation in Dubai, United Arab Emirates.

Background

The Company, indirectly and through its wholly-owned subsidiary, CIM, is the holder of four (4) mining leases granted in accordance with the terms of The Minerals Act 1997, covering a total area of 30,635 hectares and located approximately 25 kilometres south of the Senegalese border near the town of Farim in north central Guinea Bissau, West Africa; and known as the Farim Project.

Pursuant to the terms of a Mineral Study Contract dated January 15, 1997 with the Government of the Republic of Guinea Bissau, the Company acquired the right to evaluate the Farim phosphate deposit for an initial period of six months. At the end of this six month period, the Company had the right to elect to convert the Contract to a Concession of Exploration extending the Company's evaluation period for a further period of six months.

During the initial six-month evaluation period, CIM completed a fatal-flaw analysis and technical assessment of the Farim Project that resulted in positive recommendations regarding its economic potential. Accordingly, the Company entered into an Addendum to the Mineral Study Contract with the Government of Guinea Bissau on August 8, 1997 which granted CIM a Concession of Exploration (the "Concession Agreement") for a period of one (1) year.

In consideration for the grant of the Concession Agreement, the Company paid the Government the sum of US$48,614 and was required to carry out a specific work program, which included additional drilling, metallurgical work and economic studies, in order to obtain a mining lease. On June 7, 1998, due to civil strife in the country, the Company declared *force majeure* under the Addendum to the Mineral Study Contract with respect to the Farim Project. The declaration of *force majeure* had the effect of adjusting all time periods and dates under the Concession Agreement by taking into account the extension and delay arising out of these events of *force majeure*. The Company paid the Government a further US$48,614 on the anniversary of the effective date of the Addendum. The Company rescinded its declaration of *force majeure* on September 27, 1999 and resumed its activities under the Concession Agreement.

On October 10, 1999, CIM was granted a Mining Lease, that was subsequently converted on May 25, 2000 into four (4) mining leases in accordance with the terms of The Minerals Act 1997 that was passed by Parliament in late 1999. The mining leases have a term of twenty-five (25) years and may be renewed for an additional twenty-five (25) years. CIM also obtained and received a renewal of a Prospecting Licence from the Government of Guinea Bissau that is valid until May 25, 2004.

CIM is required to pay annual mining lease fees based on the rate of 600 CFA francs per year, per mining hectare, for the first four (4) years or approximately 18,375,000 CFA francs (US$29,000) per year; and 1,200 CFA francs per year, per mining hectare for years five (5) through eight (8) or approximately 36,750,000 CFA francs (US$58,000) per year. The mining leases will revert to the Republic of Guinea Bissau after eight (8) years, unless CIM has: (a) applied for a mining permit; (b) applied for a one-time, two (2) year extension to conduct further prospecting activities (at an annual mining lease fee of 2,400 CFA francs per year per hectare); (c) submitted a mine production application; or, (d) applied for a mine retention lease in lieu of filing a mine production application for inability to perform due to uneconomical conditions beyond its control. The leases are currently in good standing until 2004.

As at December 31, 2002, the Company had incurred acquisition and deferred exploration costs totalling $6,739,417 in respect of the Farim Project. The Company spent approximately $142,000 on the Farim Project during fiscal 2002.

Since being granted the Concession of Exploration in 1997 and Mining Lease in 1999, the Company has been involved in the process of developing the Farim Project into a producing mine and towards this goal has completed detailed due diligence and an economic evaluation of the Farim Project. Management of the Company is of the opinion that the Company has advanced the Farim Project to a stage requiring a level of developmental, operational and marketing expertise beyond the Company's current capacity. Over the past two years a concerted effort has been made to locate a suitable phosphate industry partner to assist in the commercial development of the Farim Project. Despite numerous negotiations with different parties during this period no formal arrangement was concluded.

Board of Directors' Recommendation

The Board of Directors of the Company has unanimously concluded that the Proposed Transaction is in the best interests of the Company, that the Offer represents fair value for the Farim Project at this time, and is fair to the shareholders of the Company. The Board has authorized the submission of the special resolution in respect of the Proposed Transaction to the shareholders of the Company and unanimously recommends that shareholders of the Company vote IN FAVOUR of the Proposed Transaction.

All of the directors and officers of the Company have indicated their intention to vote or cause to be voted all shares of the Company which they own and over which they exercise control or direction in favour of the special resolution.

The decision of the Board to approve the Proposed Transaction and recommend approval by shareholders is based upon a number of factors, including that the purchase price represents a significant return on the Company's investment in the Farim Project, an evaluation of the ongoing costs of maintaining the Farim Project, the Company's inability to secure an industry partner to participate in a joint venture development of the Farim Project, and the potential for political and/or economic uncertainty in Guinea Bissau.

The sale of the Farim Project, if approved by the shareholders, will enable the Company to focus its attention on new opportunities capable of increasing shareholder value without the need to consider the ongoing liabilities and risks associated with the Farim Project. Following conclusion of the Proposed Transaction, the Company will have cash on hand of approximately CDN$10,250,000 and no material liabilities. The Company does not expect that there will be any significant tax implications resulting from the Proposed Transaction.

If the Board of Directors is not able to complete the Proposed Transaction there is no assurance that the Company will be able to meet its ongoing obligations including any obligation arising with respect to the Farim Project.

Regulatory and Shareholder Approval

At the Meeting, Shareholders of the Company will be asked to consider and, if deemed advisable, to approve the Proposed Transaction on the terms as set out above. The resolution approving the Proposed Transaction, the text of which is set forth below, is considered to be a special resolution in accordance with section 126(1) of the *Company Act* (British Columbia)(the "BCCA") as the Proposed Transaction involves the sale of all or substantially all of the property of the Company (the "Special Resolution"). Accordingly, the Special Resolution must be approved by a majority of not less than 75% of the votes cast by the Shareholders who vote in respect of the Special Resolution at the Meeting. As indicated in the Notice of Meeting, any registered shareholder is entitled to dissent and be paid the fair value of his or her common shares, if such holder complies with the steps set forth in section 207 of the BCCA (see "Rights of Dissenting Shareholders" herein).

In addition to shareholder approval, The TSX Venture Exchange ("TSXV") must accept notice of the Proposed Transaction. The Proposed Transaction will not proceed if it is not approved by shareholders of the Company or if the TSXV does not accept notice of the Proposed Transaction. The TSXV has conditionally accepted the Proposed Transaction, subject to, among other things, receipt of shareholder approval.

Shareholders of the Company will be asked to consider and, if deemed advisable, to approve the following Special Resolution in respect of the Proposed Transaction:

"NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a) the sale and transfer of all of the issued and outstanding shares of Champion Industrial Minerals Inc. ("CIM") by the Company through its subsidiary, Champion Resources (Barbados) Inc. ("ChaBarb"), to Geyser Ltd. ("Geyser") in consideration of the sum of CDN$10,550,000 and other good and valuable consideration, involving the effective sale of the Farim Project owned by CIM, being all or substantially all of the assets of the Company, be and the same is hereby ratified, approved and confirmed; and

(b) notwithstanding the passage of this special resolution by the shareholders of the Company, the board of directors of the Company may, if the board believes it is in the best interests of the Company to do so, revoke this special resolution at any time prior to the closing of the transaction referred to herein, without further notice to or approval of the shareholders of the Company."

RIGHTS OF DISSENTING SHAREHOLDERS

Section 126(5) of the BCCA provides that any shareholder of the Company may, until two days before the Meeting, give a notice of dissent to the Company in respect of the shareholder's shares in which case Section 207 of the BCCA applies. Section 207 of the BCCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissent rights. Accordingly, each shareholder who might desire to exercise dissent rights should carefully consider and comply with the provisions of that section and consult his or her legal advisor.

As indicated in the Notice of Meeting, any shareholder is entitled to dissent and be paid the fair value of his or her common shares, if such holder objects to the Special Resolution and it becomes effective, by complying with the steps set forth in section 207 of the BCCA. A shareholder will cease to be entitled to exercise any rights of dissent with respect to the Special Resolution if he or she votes any of such common shares in favour of the Special Resolution other than as a proxy for a shareholder whose proxy requires an affirmative vote.

The full text of Section 207 is attached to this Information Circular as Appendix A. The following is a brief summary of the provisions of Section 207 of the BCCA, which summary is not intended to be exhaustive. Nothing that follows should be construed as legal advice to any particular shareholder of the Company and, accordingly, each shareholder should consult with their own legal advisors respecting the provisions of Section 207 of the BCCA and compliance with the procedures thereof.

The dissenting shareholder is required to send a written notice of dissent to the Company by registered mail to be received two (2) days prior to the Meeting. A vote against the special resolution or an abstention does not constitute a written notice. Upon the special resolution being passed, the Company shall give each dissenting shareholder notice of the Company's intention to act on the authority of such special resolution. To exercise his or her rights, the dissenting shareholder is required to send to the Company a written notice that he or she requires the Company to purchase all of his or her shares in respect of which the notice of dissent is given, together with the share certificate or certificates representing all of those shares, within fourteen (14) days of the Company's notice of intention to act, whereupon the dissenting shareholder is bound to sell these shares to the Company and the Company is bound to purchase them. The price to be paid to the shareholder is the fair value as of the day before the Special Resolution was passed, including any appreciation or depreciation in anticipation of the vote. All dissenting shareholders shall be paid the same price.

Either party may apply to the court to fix the fair value of the shares. There is no obligation on the Company to apply to the court. If the application is made by either party, the dissenting shareholder will be entitled to be paid the amount fixed by the court which may be greater or less than the value of the shares which the shareholder would otherwise have consented to if such value had been offered to such shareholder by the Company. A dissenting shareholder loses his or her right of dissent if he or she votes in favour of the Special Resolution (unless voting solely as a proxyholder) or otherwise acts inconsistent with his or her dissent (a request to withdraw the requirement to purchase the dissenting shareholder's shares is not acting inconsistent with a dissent).

All notices to the Company under Section 207 of the BCCA should be addressed to the President of the Company at Champion Resources Inc., c/o Blake, Cassels & Graydon LLP, Barristers and Solicitors, Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Attention: Mr. Peter J. O'Callaghan, and marked "NOTICE OF DISSENT".

OTHER BUSINESS

Other than the matters referred to in the notice of meeting, management is not aware of any other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

APPROVAL OF THIS CIRCULAR

The contents and the distribution of this management proxy circular have been approved by the board of directors of the Company.

DATED as of the 25th day of July, 2003.

(signed) Richard P. Clark,
President

APPENDIX "A"

SECTION 207 OF THE *COMPANY ACT* (BRITISH COLUMBIA)

(1) If,

(a) being entitled to give notice of dissent to a resolution as provided in section 37, 103, 126, 222, 244, 249 or 289, a member of a company (in this Act called a "dissenting member") gives notice of dissent,

(b) the resolution referred to in paragraph (a) is passed, and

(c) the company or its liquidator proposes to act on the authority of the resolution referred to in paragraph (a),

the company or the liquidator must first give to the dissenting member notice of the intention to act and advise the dissenting member of the rights of dissenting members under this section.

(2) On receiving a notice of intention to act in accordance with subsection (1), a dissenting member is entitled to require the company to purchase all of the dissenting member's shares in respect of which the notice of dissent was given.

(3) The dissenting member must exercise the right given by subsection (2) by delivering to the registered office of the company, within 14 days after the company, or the liquidator, gives the notice of intention to act,

(a) a notice that the dissenting member requires the company to purchase all of the dissenting member's shares referred to in subsection (2), and

(b) the share certificates representing all of those shares,

and, on delivery of that notice and those share certificates, the dissenting member is bound to sell those shares to the company and the company is bound to purchase them.

(4) A dissenting member who has complied with subsection (3), the company, or, if there has been an amalgamation, the amalgamated company, may apply to the court, and the court may

(a) require the dissenting member to sell, and the company or the amalgamated company to purchase, the shares in respect of which the notice of dissent has been given,

(b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors,

(c) join in the application any other dissenting member who has complied with subsection (3), and

(d) make consequential orders and give directions it considers appropriate.

(5) The price that must be paid to a dissenting member for the shares referred to in subsection (2) is their fair value as of the day before the date on which the resolution referred to in subsection (1) was passed, including any appreciation or depreciation in anticipation of the vote on the resolution, and every dissenting member who has complied with subsection (3) must be paid the same price.

(6) The amalgamation or winding up of the company, or any change in its capital, assets or liabilities resulting from the company acting on the authority of the resolution referred to in subsection (1), does not affect the right of the dissenting member and the company under this section or the price to be paid for the shares.

(7) Every dissenting member who has complied with subsection (3)

(a) may not vote, or exercise or assert any rights of a member, in respect of the shares for which notice of dissent has been given, other than under this section,

(b) may not withdraw the requirement to purchase the shares, unless the company consents, and

(c) until the dissenting member is paid in full, may exercise and assert all the rights of a creditor of the company.

(8) If the court determines that a person is not a dissenting member, or is not otherwise entitled to the right provided by subsection (2), the court, without prejudice to any acts or proceedings that the company, its members, or any class of members may have taken during the intervening period, may make the order it considers appropriate to remove the limitations imposed on the person by subsection (7).

(9) The relief provided by this section is not available if, subsequent to giving notice of dissent, the dissenting member acts inconsistently with the dissent, but a request to withdraw the requirement to purchase the dissenting member's shares is not an act inconsistent with the dissent.

(10) A notice of dissent ceases to be effective if the dissenting member consents to or votes in favour of the resolution of the company to which the dissent relates, unless the consent or vote is given solely as a proxy holder for a person whose proxy required an affirmative vote.